CUSIP No. 303094 10 6                                          Page 1 of 9 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                               FACTUAL DATA CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   303094 10 6
                                 (CUSIP Number)

Lorelei C. Koran                             Robert A. Schwed, Esq.
BCI Partners, Inc.                           Reboul, MacMurray, Hewitt,
Glenpointe Centre West                       Maynard & Kristol
Teaneck, New Jersey 07666                    45 Rockefeller Plaza
Tel. (201) 836-3900                          New York, New York  10111
                                             Tel. (212) 841-5700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 25, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
___________________

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 303094 10 6                                          Page 2 of 9 Pages


1)       Name of Reporting Person                             BCI Growth V, L.P.
         I.R.S. Identification
         No. of Above Person
         (If an Entity)

2)       Check the Appropriate Box                            (a) [x]
         if a Member of a Group                               (b) [ ]

3)       SEC Use Only

4)       Source of Funds                                      WC

5)       Check if Disclosure of
         Legal Proceedings is                                 Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)

6)       Citizenship or Place
         of Organization                                      Delaware

Number of                                7)   Sole Voting     545,286 shares of
Shares Beneficially                           Power           Common Stock
Owned by Each
Reporting Person
With
                                         8)   Shared Voting
                                              Power           -0-

                                         9)   Sole Disposi-   545,286 shares of
                                              tive Power      Common Stock

                                         10)  Shared Dis-
                                              positive Power  -0-

11)      Aggregate Amount Beneficially                        545,286 shares of
         Owned by Each Reporting Person                       Common Stock

12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares

13)      Percent of Class
         Represented by                                       10.0%
         Amount in Row (11)

14)      Type of Reporting
         Person                                               PN

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CUSIP No. 303094 10 6                                          Page 3 of 9 Pages



1)       Name of Reporting Person                             BCI Investors, LLC
         I.R.S. Identification
         No. of Above Person
         (If an Entity)

2)       Check the Appropriate Box                            (a) [x]
         if a Member of a Group                               (b) [ ]

3)       SEC Use Only

4)       Source of Funds                                      WC

5)       Check if Disclosure of
         Legal Proceedings is                                 Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)

6)       Citizenship or Place
         of Organization                                      Delaware

Number of                                7)  Sole Voting      11,128 shares of
Shares Beneficially                          Power            Common Stock
Owned by Each
Reporting Person
With
                                         8)  Shared Voting
                                             Power            -0-

                                         9)  Sole Disposi-    11,128 shares of
                                             tive Power       Common Stock

                                         10) Shared Dis-
                                             positive Power   -0-

11)      Aggregate Amount Beneficially                        11,128 shares of
         Owned by Each Reporting Person                       Common Stock

12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares

13)      Percent of Class
         Represented by                                       0.2%
         Amount in Row (11)

14)      Type of Reporting
         Person                                               OO

CUSIP No. 303094 10 6                                          Page 4 of 9 Pages


                                  SCHEDULE 13D

Item 1.  SECURITY AND ISSUER.

          This statement relates to the Common Stock of Factual Data Corp., a Colorado corporation ("FDC" or the "Issuer")(the "Common Stock"). The principal executive offices of the Issuer are located at 5200 Hahns Peak Drive, Loveland, Colorado 80538.

Item 2.  IDENTITY AND BACKGROUND.

          (a) Pursuant to Rules 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D on behalf of BCI Growth V, L.P., a Delaware limited partnership ("BCI V"), and BCI Investors, LLC, a Delaware limited liability company ("BCII"). BCI V and BCII are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement between the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          (b)-(c) BCI V is a Delaware limited partnership and BCII is a Delaware limited liability company. The principal business of both BCI V and BCII is that of a private investment entity. The sole general partner of BCI V is Glenpointe Associates V, LLC, a Delaware limited liability company ("GA V"). The principal business of GA V is that of acting as the general partner of BCI V. The following individuals, who are citizens of the United States, are the managing members of GA V and BCII:

                  (i) J. Barton Goodwin
                  (ii) Theodore T. Horton, Jr.
                  (iii) Hoyt J. Goodrich
                  (iv) Donald P. Remey
                  (v) Stephen J. Eley
                  (vi) Peter O. Wilde
                  (vii) Mark E. Hastings
                  (viii) Thomas J. Cusick

          The principal business and principal office address of each entity and person named in this paragraph is Glenpointe Centre West, Teaneck, New Jersey 07666.

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 303094 10 6                                          Page 5 of 9 Pages




          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          This statement relates to the acquisition by the Reporting Persons of an aggregate 556,414 shares of Common Stock (the "Shares"), at a purchase price of $8.08 per share, pursuant to a Share Purchase Agreement dated as of March 25, 1999 by and among the purchasers named therein, including the Reporting Persons, and the Issuer (the "Purchase Agreement"). The Purchase Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto. The source of funds for the purchase described herein was the working capital, or funds available for investment, of the Reporting Persons.

Item 4.  PURPOSE OF TRANSACTION.

          The Reporting Persons have acquired securities of the Issuer for investment purposes.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

          The following information is based on a total of 5,463,897 shares of Common Stock outstanding as of August 13, 1999, as reported in the Issuer's Report on Form 10-QSB for the quarterly period ended June 30, 1999, as filed with the Securities and Exchange Commission on August 16, 1999.

          (a)

          BCI V

                  BCI V owns 545,286 shares of Common Stock, or approximately 10.0% of the Common Stock outstanding. GA V, as the general partner of BCI V, may be deemed to beneficially own the shares of Common Stock owned by BCI V.

CUSIP No. 303094 10 6                                          Page 6 of 9 Pages


                  BCII

                  BCII owns 11,128 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (b) The managing members of GA V and BCII may be deemed to share the power to vote or direct the voting of and to dispose or to direct the disposition of the Common Stock owned by BCI V and BCII. Each of the managing members of GA V and BCII disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he may own directly or by virtue of his indirect pro rata interest, as a managing member of GA V and BCII, in the Common Stock owned by BCI V and BCII.

          (c) Not applicable.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by BCI V or BCII.

          (e) Not applicable.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
          OR RELATIONSHIPS WITH RESPECT TO
          SECURITIES OF THE ISSUER.

          The Reporting Persons and the Issuer have entered into a Registration Rights Agreement dated as of March 25, 1999 (the "Registration Rights Agreement"), pursuant to which the Reporting Persons received certain rights with respect to the registration of the Shares for public resale. Among other things, the Issuer agreed to file a registration statement covering the Shares with the Securities and Exchange Commission within ninety days after the closing of the transactions contemplated by the Purchase Agreement. The Registration Rights Agreement is attached hereto as Exhibit C, and any description thereof is qualified in its entirety by reference thereto.

          The Reporting Persons have also entered into an Investors Agreement dated March 25, 1999 by and among the Issuer and its various investors (the "Investors Agreement"), for the purposes of assuring continuity in the ownership of FDC, establishing certain limitations on the transfer of Common Stock held by such investors, and establishing the composition of the Issuer's Board of Directors. The Investors Agreement is attached hereto as Exhibit D and any description thereof is qualified in its entirety by reference thereto.

CUSIP No. 303094 10 6                                          Page 7 of 9 Pages


          Contemporaneously with the execution of the Purchase Agreement, the Registration Rights Agreement and the Investors Agreement, the Reporting Persons also entered into a Voting Agreement with respect to the Shares.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A - Group Agreement

          Exhibit B - Purchase Agreement

          Exhibit C - Registration Rights Agreement

          Exhibit D - Investors Agreement

CUSIP No. 303094 10 6                                          Page 8 of 9 Pages


                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 1999


                                          BCI GROWTH V, L.P.
                                          By: Glenpointe Associates V, LLC,
                                          General Partner

                                          By /s/ J. Barton Goodwin
                                                   Managing Member


                                          BCI INVESTORS, LLC


                                          By /s/ J. Barton Goodwin
                                                   Managing Member

CUSIP No. 303094 10 6                                          Page 9 of 9 Pages

                                                                       EXHIBIT A

                                  AGREEMENT OF
                               BCI GROWTH V, L.P.
                                       AND
                               BCI INVESTORS, LLC
                            PURSUANT TO RULE 13d-1(k)

          The undersigned hereby agree that the Statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: October 6, 1999


                                            BCI GROWTH V, L.P.
                                            By: Glenpointe Associates V, LLC,
                                            General Partner

                                            By /s/ J. Barton Goodwin
                                                     Managing Member


                                            BCI INVESTORS, LLC


                                            By /s/ J. Barton Goodwin
                                                     Managing Member

                                                                       EXHIBIT B

                            SHARE PURCHASE AGREEMENT


          THIS SHARE PURCHASE AGREEMENT (the "Agreement"), dated as of March 25, 1999, is made by and between Purchasers to be listed on Exhibit A (collectively, the "Purchasers" or individually, a "Purchaser"), and Factual Data Corp., a Colorado corporation ("FDC"), and Jerald H. Donnan, Marcia R. Donnan, James N. Donnan and Russell E. Donnan (collectively the "Majority Shareholders").

                                    RECITALS:

          A. On or about February 3, 1999, FDC represented to Purchasers the general terms on which FDC would sell to Purchasers restricted shares of FDC Common Stock (the "Shares"), together with certain other rights to be vested in the Purchasers; and

          B. The parties contemplated that they would enter into a definitive agreement and prepare such other documentation as the parties and their respective legal counsel determine is appropriate; and

          C. The parties intend that this Share Purchase Agreement, together with the exhibits attached hereto, serve as the definitive agreement between the parties with respect to the above-mentioned transaction;

          THEREFORE, in consideration of the covenants, representations, warranties and mutual agreements herein set forth, the Purchasers and FDC hereby agree as follows:

                                    ARTICLE I
                     THE SHARE PURCHASE ANCILLARY AGREEMENTS

          SECTION 1.1 Purchase of the Shares. Subject to and upon the terms and conditions hereof and the representations, warranties and covenants contained herein, on the Closing Date (as defined below) FDC shall sell, transfer, assign and deliver certificate(s) representing shares of Common Stock of FDC, and the Purchasers shall purchase the Shares from FDC, free and clear of all liens, claims and encumbrances thereon (the "Purchase Transaction"). The aggregate number of Shares to be offered to the Purchasers shall be that number of shares of Common Stock of FDC equal to $15 million divided by the market price (i.e., the average of the closing prices on the SmallCap Market for each relevant day, the "Market Price") of FDC's Common Stock for the five prior trading days ending the day this Agreement is executed (as so calculated, the "Purchase Price" or, with respect to the per Share price, the "Purchase Price per Share"), PROVIDED THAT, in no case shall the Purchase Price per Share exceed $8.50. If, for any reason, Shareholder approval is required, Shareholder approval shall be obtained for a Purchase Price per Share equal to the Market Price. The exact number of Shares to be sold to each Purchaser shall be determined immediately prior to Closing and shall be set forth on Exhibit A hereto.

          SECTION 1.2 Purchase Price.

               (a) Upon the terms and subject to the conditions herein set forth, FDC and the Purchasers agree that on the Closing Date FDC shall sell to the Purchasers, and the Purchasers shall purchase from FDC, the Shares at the Purchase Price per Share, for aggregate consideration of $15 million, payable in United States currency by wire transfer in immediately available funds.

               (b) At the Closing, FDC shall deliver to the Purchasers certificates representing the Shares against delivery by the Purchasers to FDC of the Purchase Price. Certificates for the securities comprising the Shares shall be registered in such name or names and in such denominations as the Purchasers may request in writing at least two full business days prior to the Closing Date.

          SECTION 1.3 Registration Rights. Contemporaneously with the execution of this Agreement, the parties shall execute a registration rights agreement (the "Registration Rights Agreement"), a copy of which is attached hereto as Exhibit B and incorporated by reference herein, an investors agreement (the "Investors Agreement"), a copy of which is attached hereto as Exhibit D, and a voting agreement (the "Voting Agreement"), a copy of which is attached hereto as Exhibit E.

          SECTION 1.4 Engagement Letter. Piper Jaffray Inc. (the "Agent") and FDC have entered into an Engagement Letter dated January 8, 1999 Agreement (the "Letter"). Pursuant to the terms of the Letter, the Agent shall receive compensation comprised of a 7% cash commission and warrants to acquire a number of shares of Common Stock of FDC equal to 3% of the number of Shares sold to the Purchasers pursuant to this Agreement. Any compensation payable to the Agent shall be payable by FDC.

                                   ARTICLE II
                                     CLOSING

          SECTION 2.1 The Closing. The closing of the sale of Shares contemplated hereby (the "Closing") shall take place at a date and time to be specified by the Purchasers and FDC (the "Closing Date") following satisfaction or waiver of all conditions precedent to Closing as described in Articles VI, VII and VIII hereof, which date, pursuant to the parties' best efforts, shall be on or before March 31, 1999. The Closing shall take place at the offices of Hogan & Hartson L.L.P., 1200 17th Street, Suite 1500, Denver, Colorado, or any other place mutually agreeable to the parties, subject to the right of the parties to close by exchange of executed counterpart documents on the Closing Date.

          SECTION 2.2 Deliveries by FDC. At the Closing, FDC shall deliver to the Purchasers or cause to be delivered to the Purchasers the following instruments and documents:

               (a) A certificate or certificates representing the Shares registered in the name of the Purchasers or in such name as may be designated by the Purchasers. Any sales, stock transfer or other stock payable in connection with the sale to the Purchasers by FDC of the Shares shall be paid by the Purchasers;

               (b) The opinion of counsel for FDC as provided in Article IX below; and

               (c) Such other documents, instruments and certificates of the officers of FDC as are described in Article IX or as may be reasonably requested by the Purchasers.

          SECTION 2.3 Deliveries by the Purchasers. At the Closing, the Purchasers shall deliver to FDC or cause to be delivered to FDC the following instruments and documents:

               (a) The Purchase Price as provided in Sections 1.1 and 1.2(a) hereof;

               (b) As applicable to any or all of the Purchasers, evidence of compliance with United States securities laws for shareholders owning in excess of 5% or 10%, as the case may be, of a publicly held entity, including filings of a Form 3 under Section 16(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and/or a Schedule 13G under Section 13 of the 1934 Act; PROVIDED, HOWEVER, that none of the language set forth in this Agreement or the Registration Rights Agreement shall be deemed to constitute one or more of the Purchasers to be a "group" for purposes of reporting obligations under the 1934 Act, it being the intention of the parties that the existence of a "group" shall only be determined by the Purchasers and their counsel and any joint action taken hereunder shall not in and of itself constitute the Purchasers to be a "group" as defined under the 1934 Act; and

               (c) Such other documents, instruments and certificates of the officers of the Purchasers as may be reasonably requested by FDC.

          SECTION 2.4 Further Assurances. FDC shall execute and deliver on the Closing Date or thereafter any and all such other instruments, and take or cause to be taken all such further action as may be necessary or appropriate to vest fully and confirm to the Purchasers title to and possession of the Shares to be delivered hereunder by FDC.

                                   ARTICLE III
                      REPRESENTATIONS AND WARRANTIES OF FDC

          As a material inducement to the Purchasers to (i) enter into this Agreement, and (ii) purchase and acquire the Shares, FDC and its subsidiaries represent and warrant to the Purchasers, that, except as specifically and expressly set forth in the disclosure schedules attached hereto (the "Schedules"), the statements contained in this Article III are true, correct and complete as of the date of this Agreement and will be true, correct and complete on the Closing Date.

               (A) ORGANIZATION; POWER AND AUTHORITY; SUBSIDIARIES. FDC has been duly organized and is validly existing as a corporation in good standing under the laws of the State of Colorado. Each subsidiary of FDC has been duly organized and is validly existing and in good standing under the laws of its jurisdiction of incorporation or organization as the case may be. Each of FDC and its subsidiaries has full corporate power and authority to own its properties and conduct its business as currently being carried on and is duly qualified to do business as a foreign corporation in good standing under the corporation laws of each jurisdiction in which the conduct of its business or ownership or lease of its properties requires such qualification and where the failure to be so qualified could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the condition (financial or otherwise), earnings, business, prospects, assets, results of operations or properties of FDC and its subsidiaries taken as a whole. The copies of the Articles of Incorporation (certified by the Secretary of the State of the state of incorporation) and the Bylaws of FDC, both as amended to date, which have been delivered to Purchasers and attached as Schedule 3(a) are complete and correct, and FDC is not in default under or in violation of any provision of its Articles of Incorporation or Bylaws. The minute books (containing the records of meeting of the shareholders, the Board of Directors and any committees of the Board of Directors), the stock certificate books and the stock record books of FDC, as made available to Purchasers, are correct and complete.

               (B) FINANCIAL STATEMENTS. The consolidated financial statements of FDC, (together with the notes thereto for those years listed on Schedule 3(b)) and the unaudited consolidated financial statements of FDC for the interim periods after December 31, 1998, listed on Schedule 3(b) (all of which are attached as Schedule 3(b)), fairly and accurately present the consolidated financial condition of FDC and its consolidated subsidiaries as of the dates indicated and the results of operations and changes in cash flows for the periods therein specified in conformity with generally accepted accounting principles consistently applied through the periods involved ("GAAP") and are correct and complete.

               (C) TRANSACTIONS. Except as disclosed on Schedule 3(c), subsequent to December 31, 1998, neither FDC nor any of its subsidiaries has incurred any Material (for purposes of this Agreement, an event or condition shall be deemed to be "Material" if such event or condition, taken together with all other events or conditions that are qualified by materiality, would, in the aggregate, have an adverse effect that exceeds $150,000) liabilities or obligations, direct or contingent, or entered into any Material transactions, or, declared or paid any dividends or made any distribution of any kind with respect to its capital stock; and there has not been any change in the capital stock, or any Material change in the short-term or long-term debt of FDC or of FDC and its subsidiaries considered on a consolidated basis, or any Material adverse change, or any development involving a prospective Material adverse change, in the general affairs, condition (financial or otherwise), business, key personnel, property, prospects, net worth or results of operations of FDC and its subsidiaries, taken as a whole. Since December 31, 1998, FDC and its subsidiaries have operated their business in the ordinary course, and have taken (or not taken, as appropriate) each of the actions described in Section 5.1.

               (D) LITIGATION. Except as disclosed on Schedule 3(d), there is not pending or threatened or contemplated, any action, suit or proceeding to which FDC or any of its subsidiaries is a party or to which either of their assets may be subject, before or by any court or governmental agency, authority or body, or any arbitrator, which might have a Material adverse effect on its or their financial position, results of operations, business or prospects.

               (E) AUTHORIZATION, ETC.; CONFLICTS; CONSENTS. Each of this Agreement, the Letter, the Registration Rights Agreement, and the Investors Agreement has been duly authorized, executed and delivered by FDC and constitutes a valid, legal and binding obligation of FDC, enforceable in accordance with its terms. The execution, delivery and performance of this Agreement, the Letter, the Registration Rights Agreement, and the Investors Agreement and the consummation of the transactions herein or therein contemplated will not result in a breach or violation of any of the terms and provisions of, or constitute a default under, or require consent or notice under or result in the creation of any lien, charge, encumbrance, security interest, pledge or adverse claim in respect of any property of FDC or any subsidiary under, any statute, any agreement or instrument to which FDC or a subsidiary is a party or by which any of them is bound or to which any of their respective properties is subject, FDC's charter or bylaws, or any order, rule, regulation, judgment, ruling or decree of any court, arbitrator or governmental agency or body having jurisdiction over FDC or any subsidiary or any of the properties of FDC or any subsidiary; no consent, approval, authorization or order of, or filing with, any court or governmental agency or body is required for the execution, delivery and performance of this Agreement, the Letter or the Registration Rights Agreement or for the consummation of the transactions contemplated hereby or thereby. This Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and unanimously approved by the Board of Directors of FDC. FDC and its subsidiaries do not need to obtain the approval of any shareholders for the execution, delivery and performance of this Agreement, other than the approval of the shareholders who are parties to this Agreement (and, such shareholders hereby agree to vote in favor of the transactions contemplated by this Agreement).

               (F) FDC'S CAPITAL STOCK. The authorized capitalization of FDC consists of 10,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. As of the date hereof, 3,551,345 shares of Common Stock have been duly authorized and validly issued and are outstanding, fully paid and nonassessable, and no shares of Preferred Stock are issued or outstanding. All of the issued and outstanding shares of capital stock of each of FDC's subsidiaries have been duly and validly authorized and issued and are fully paid and nonassessable, and FDC owns, of record and beneficially, free and clear of any liens, all of the issued and outstanding shares of such stock. Except as set forth in Schedule 3(f), there are no options, warrants, agreements, contracts or other rights in existence to purchase or acquire from FDC or any subsidiary of FDC any shares of the capital stock of the Company or of any subsidiary of FDC. FDC has an authorized and outstanding capitalization as set forth in Schedule 3(f). For purposes of this agreement, "subsidiary" means any corporation (or other entity) with respect to which a specified person (or a subsidiary thereof) owns a 25% or more of the common stock (or other form of equity) or has the power to vote or direct the voting of sufficient securities to elect 25% or more of the directors (or other governing body or management). There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of FDC or any of its subsidiaries.

               (G) AUTHORIZATION OF THE SHARES. The Shares have been duly authorized by the Board of Directors of FDC and, when issued and delivered by FDC against payment therefor, will be validly issued, fully paid and nonassessable, free and clear of any liens or encumbrances; the issuance of the Shares is not subject to preemptive or other similar rights.

               (H) LICENSES, PERMITS, LAWS, ETC. FDC and each of its subsidiaries holds, and is operating in compliance with, all franchises, grants, authorizations, licenses, permits, easements, consents, certificates and order of any governmental or self-regulatory body required for the conduct of its business and all such franchises, grants, authorizations, licenses, permits, easements, consents, certifications and orders are valid and in full force and effect; the failure to hold or operate in compliance with the foregoing or the lack of a validity, would not be Material, and FDC and each of its subsidiaries is and has been in compliance in all respects with all applicable federal, state, local and foreign laws, regulations, orders and decrees, except to the extent that the failure to comply, individually or in the aggregate, would not have a Material adverse effect on its financial position or results of operations. FDC has not received any notice of any violation, probable violation or default by FDC or any of its subsidiaries under any applicable law, regulation, franchise, permit, license, authorization or order of any governmental department, commission, board or agency or instrumentality, domestic or foreign, having jurisdiction over FDC's or any of its subsidiaries' operations which could adversely affect the business, operations, financial condition, prospects, properties or assets of FDC or its subsidiaries, or the ability to consummate the transaction contemplated hereby. FDC and its subsidiaries have operated their business, and will continue to operate their business, in compliance with all applicable federal and state laws and regulations (including but not limited to the Truth in Lending Act, Fair Credit Reporting Act, Real Estate Settlement Procedures Act and Fair Debt Collection Practices Act) and in compliance with all applicable state laws and regulations. FDC has given notice and obtained approvals of the transactions contemplated by this Agreement to all government entities that require such notice or approvals.

               (I) TITLE TO PROPERTIES. FDC and its subsidiaries have good and marketable title to all property and assets used by them, located on their premises, shown on their financial statements, or described in Schedule 3(i) as being owned by them, in each case free and clear of all liens except such as are described Schedule 3(i); the property held under leases by FDC and its subsidiaries is held by them under valid, binding, subsisting and enforceable leases with only such exceptions with respect to any particular lease as do not interfere in any respect with the conduct of the business of FDC or its subsidiaries. FDC is not in default under any such lease, and no circumstances exist which, if unremedied would, either with or without notice or the passage of time or both, result in a default under any such lease. Attached as Schedule 3(i) is a complete and accurate list of the real property held under lease by FDC and its subsidiaries. Schedule 3(i) sets forth the lessor, location and termination date for each such lease. Except for the leasehold interests set forth in Schedule 3(i), FDC and its subsidiaries do not own any real property. FDC and each of its subsidiaries owns or possesses all patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses, inventions, trade secrets and rights necessary for the conduct of the business of FDC and its subsidiaries as currently carried on "Intellectual Property"; no name which FDC or any of its subsidiaries uses and no other aspect of the business of FDC or any of its subsidiaries will involve or give rise to any infringement of, or license or similar fees for, any patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses, inventions, trade secrets or other similar rights or others to the business or prospects of FDC and neither FDC nor any of its subsidiaries has received any notice alleging any such infringement or fee; to the extent that FDC or each of its subsidiaries has licensed its trademarks, service marks, tradenames and copyrights (including proprietary software) for use by third parties, it has done so pursuant to written licenses that fully protect and maintain FDC's or its susidiaries' rights in such trademarks, service marks, tradenames and copyrights. All Key Technical Employees (as defined below) of FDC and its subsidiaries have executed agreements with FDC or its subsidiaries pursuant to which Key Technical Employees have assigned their rights, title and interest in and to any Intellectual Property including without limitation patents, copyrights and inventions to FDC or its subsidiaries. As used in this Agreement, "Key Technical Employees" means all management level employees, executives, officers, and members of the Board of Directors who have worked in the development and/or maintenance of Intellectual Property.

               (J) COMPLIANCE WITH ORGANIZATIONAL DOCUMENTS, ETC. Neither FDC nor any of its subsidiaries is in violation of its respective charter or bylaws (copies of which are attached as Schedule 3(j)); none of FDC nor any of its subsidiaries is in breach of or otherwise in default in the performance of any obligation, agreement or condition contained in any bond, debenture, note, indenture, loan agreement or any other contract, lease or other instrument to which it is subject or by which any of them may be bound, or to which any of the property or assets of FDC or any of its subsidiaries is subject.

               (K) TAX RETURNS; TAXES. FDC and its subsidiaries have timely filed all tax returns that are required to have been filed in any jurisdiction, and all such tax returns are complete and accurate, and were prepared in compliance with applicable law. FDC and its subsidiaries have paid all taxes due, or claimed to be due by any taxing authority, whether or not shown on a tax return, and FDC and its subsidiaries have paid all other taxes and assessments levied upon them or their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (i) the amount of which is not individually or in the aggregate Material or (ii) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which FDC or a subsidiary, as the case may be, has established adequate reserves in accordance with GAAP. There is no basis for any other tax, assessment, interest payment or penalty that could have a Material adverse effect. The charges, accruals and reserves on the books of FDC and its subsidiaries in respect of Federal, state or other taxes for all fiscal periods are adequate in all respects. Except as set forth on Schedule 3(k), neither FDC nor any of its subsidiaries is currently the beneficiary of any extension of time within which to file any tax return. No claim has been made by an authority in a jurisdiction where FDC or any of its subsidiaries do not file tax returns that any of them are or may be subject to taxation by that jurisdiction. There are no security interests on any of the assets of FDC or any of its subsidiaries that arose in connection with any failure or alleged failure to pay any tax. FDC and its subsidiaries have withheld and paid all taxes that any of them are required to withhold and pay in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party. No action, suit, proceeding, audit, investigation, assessment, dispute or claim concerning any tax liability of FDC or any of its subsidiaries has been claimed or raised by any taxing authority. FDC and its subsidiaries have not waived any statute of limitation in respect of taxes or agreed to any extension of time with respect to a tax assessment or deficiency. FDC and its subsidiaries (i) have not been a member of an affiliated group filing a consolidated federal income tax return other than the affiliated group of which FDC is the parent, and (ii) have no liability for the taxes of any person (other than FDC and its subsidiaries) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

               (L) ACCOUNTING PROCEDURES. FDC and its subsidiaries maintain a system of internal accounting controls to provide that (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

               (M) AGENT'S FEE. Other than fees payable by FDC to the Agent, neither FDC nor its subsidiaries has incurred any liability for any finder's or broker's fee or agent's commission in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

               (N) DISCLOSURE. FDC has fairly described, in all Material respects, the general nature of the business and principal properties of FDC and its subsidiaries. This Agreement (including the Schedules hereto), the documents, certificates or other writings delivered to the Purchaser by or on behalf of FDC in connection with the transactions contemplated hereby, taken as a whole, do not contain any untrue statement of a Material fact or omit to state any Material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. Except as disclosed in this Agreement (including the Schedules), since December 31, 1998, there has been no Material change in the financial condition, operations, business, properties or prospects of FDC or any subsidiary. There is no Material fact which adversely affects or may adversely affect FDC which has not been set forth in writing in this Agreement or disclosed in the other documents, certificates or written statements furnished to Purchasers by or on behalf of FDC in connection herewith.

               (O) COMPLIANCE WITH ERISA.

                    (i) FDC and each trade or business (whether or not incorporated) that is a member of the group of which FDC is a member or is treated as a single employer together with FDC under Section 414 of the Internal Revenue Code of 1986, as amended (the "Code") (each such trade or business being an "ERISA Affiliate"), have operated and administered each "employee pension benefit plan" (as defined in Section 3(2) of the Employee Retirement Income

Security Act of 1974, as the same may be amended from time to time, and the rules and regulations promulgated thereunder as from time to time in effect ("ERISA")) (each such Plan being a "Plan") in compliance with all applicable laws except for such instances of noncompliance as have not resulted in any liability and could not reasonably be expected to be Material. Neither FDC nor any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in Section 3 of ERISA), and no event, transaction or condition has occurred or exists that could reasonably be expected to result in the incurrence of any such liability by FDC or any ERISA Affiliate, or in the imposition of any lien, charge or encumbrance on any of the rights, properties or assets of FDC or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions or to Section 401(a)(29) or 412 of the Code, other than such liabilities or liens, charge or encumbrance as would not be individually or in the aggregate Material.

                    (ii) Each of FDC and each ERISA Affiliate do not maintain or contribute to, and have not at any relevant time maintained, contributed to or had any obligation to contribute to, any employee benefit plan that is, or at such time was, subject to the provisions of title I, subtitle B, part 3, of ERISA or Title IV of ERISA (including, without limitation, any multiemployer plan within the meaning of ERISA Section 3(37)(A))

                    (iii) Each Plan that is an employee pension benefit plan within the meaning of Section 3(2) of ERISA is qualified in form and operation under Code Section 401(a), each trust for each such Plan is exempt from federal income tax under Code Section 401(a), each trust for each such Plan is exempt from federal income tax under Code Section 501(a) and FDC has applied for or obtained a determination to such effect from the Internal Revenue Service. No event has occurred or circumstance exists that will or could give rise to disqualification or loss of tax-exempt status of any such Plan or trust. No Plan is a "qualified foreign plan" (as such term is defined in Code Section 404A(e)), and no Plan is subject to the laws of any jurisdiction other than the United States of America or one of its political subdivisions.

                    (iv) FDC and its ERISA Affiliates have not incurred withdrawal liabilities (and are not subject to contingent withdrawal liabilities) under Section 4201 or 4204 of ERISA in respect of Multiemployer Plans that individually or in the aggregate are material.

                    (v) The expected post-retirement benefit obligation (determined as of the last date of FDC's most recently ended fiscal year in accordance with Financial Accounting Standards Board Statement No. 106, without regard to liabilities attributable to continuation coverage mandated by Section 4980B of the Code) of FDC and its subsidiaries is not material.

                    (vi) The execution and delivery of this Agreement and the issuance and sale of the Shares hereunder will not involve any transaction that is subject to the prohibitions of Section 406 of ERISA or in connection with which a tax could be imposed pursuant to Section 4975(c)(1)(A)-(D) of the Code.

                    (vii) No Plan, individually or collectively, provides for any payment by FDC or any ERISA Affiliate to any employee or independent contractor that is not deductible under Code Sections 162(a)(1) and (m) and 404 or that is an "excess parachute payment" pursuant to Code Section 280G. Each of FDC and each ERISA Affiliate has the right to modify and terminate benefits (other than vested and accrued pension benefits) with respect to both retired and active employees. Each Plan could be terminated as of the Closing without material liability in excess of any amount reflected as a liability with respect to such Plan on the financial statements of FDC that are referred to in Article III(b) hereof.

               (P) USE OF PROCEEDS; MARGIN REGULATIONS. FDC will apply the proceeds of the sale of the Shares for the purposes described in Section 5.4 and no other purpose. No part of the proceeds from the sale of the Shares will be used, directly or indirectly, for the purpose of buying or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System (12 CFR 221), or for the purpose of buying or carrying or trading in any securities under such circumstances as to involve FDC in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of the Board (12 CFR 220).

               (Q) NO DEFAULT ON DEBT. Neither FDC nor any subsidiary is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any debt on which FDC or any subsidiary is obligated, and no event or condition exists with respect to any debt of FDC or any subsidiary that would permit (or that with notice of the lapse of time, or both, would permit) one or more persons to cause such debt to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

               (R) ENVIRONMENTAL LAWS.

                    (i) FDC and each of its subsidiaries have complied and are in compliance with, and the Real Property and all improvements thereon are in compliance with, all Environmental Laws.

                    (ii) Neither FDC nor any of its subsidiaries have any liability under any Environmental Law, nor is FDC or any of its subsidiaries responsible for any liability of any other person under Environmental Law. There are no pending or threatened Claims or other proceedings based on, and neither FDC nor any of its subsidiaries, nor any officer, director or stockholder thereof has directly or indirectly received any notice of any complaint, order, directive, citation, notice of responsibility, notice of potential responsibility, or information request from any governmental authority or any other person or entity or knows or suspects any fact(s) which might reasonably form the basis for any such actions or notices arising out of or attributable to: (A) the current or past presence, Release, or threatened Release of Hazardous Materials at or from any part of the Real Property; (B) the off-site disposal or treatment of Hazardous Materials originating on or from the Real Property or the businesses or Assets of FDC or any Subsidiary; or (C) any violation of Environmental Laws at any part of the Real Property or arising from FDC's or any of its subsidiaries' activities (or the activities of FDC's or any of its subsidiaries' predecessors in title) involving Hazardous Materials.

                    (iii) Neither FDC nor its subsidiaries owns, operates, or has installed, and to the knowledge of FDC and its subsidiaries, the Real Property contains no underground improvements, including but not limited to treatment or storage tanks, or underground piping associated with such tanks, used currently or in the past for the management of Hazardous Materials. Neither FDC nor its subsidiaries has used, and to the knowledge of FDC and its subsidiaries no portion of the Real Property is or has been used as a dump or landfill or consists of or contains filled in land or wetlands.

                    (iv) No lien, superlien, or other encumbrance in favor of any person relating to or in connection with any Claims under any Environmental Law has been filed or has attached to the Real Property.

                    (v) No authorization, notification, recording, filing, consent, waiting period, remediation, investigation, or approval is required under any Environmental Law in order to consummate the transaction contemplated hereby.

                    (vi) As used in this Agreement: "Claims" means demands, suits, orders, legal proceedings, claims, actions or causes of action, assessments, losses, damages (including, without limitation, diminution in value), liabilities, costs and expenses, including, without limitation, interest, penalties and attorneys' fees and disbursement; "Environmental Laws" means any and all Federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, common law rulings, agreements or governmental restrictions relating to pollution or the protection of human health or the environment or the release of any materials into the environment, including but not limited to the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. Sections 9601 et seq.) and those related to hazardous substances, wastes, air emissions, or discharges to waste or public systems; "Hazardous Material" means any and all hazardous substances, pollutants, contaminants, toxic or hazardous wastes or any other substances or wastes that might pose a hazard to health or safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage, or filtration of which is or shall be restricted, regulated, prohibited or penalized by any applicable law (including, without limitation, asbestos, petroleum or petroleum products (including, without limitation, crude oil or any fraction thereof), urea formaldehyde foam insulation and polychlorinated biphenyls); "Real Property" means the real property currently or formerly owned, operated, leased, or used by FDC or its subsidiaries; and "Release" means any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, or release of materials from any source (including, without limitation, the Real Property and property adjacent to the Real Property) into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems;

               (S) YEAR 2000 COMPLIANCE. (i) The software and hardware comprising the systems necessary to operate the business of FDC and its subsidiaries ("Systems") are Year 2000 ready; (ii) are designed to be used prior to, during, and after the calendar year 2000 A.D.; (iii) will operate consistently, predictably and accurately, without Material interruption or manual intervention, and in accordance with all requirements of the related documentation, including without limitation all specification and/or functionality and performance requirements, during each such time period, and the transitions between them, in relation to dates it encounters or processes; all date recognition and processing by the Systems will include four digit year format and will correctly recognize and process the date of February 29, and any related data, during leap years; and (iv) all date sorting by the Systems that includes a "year category" shall be done based on the four digit year format.

               (T) ACCOUNTS. Except as described on Schedule 3(t), all contracts or agreements between FDC and/or its subsidiaries and the customers with which FDC does business are valid and enforceable against FDC and/or its subsidiaries and are not currently, and will not be at Closing, in default, invalid or unenforceable in any manner, or and are not subject to threatened or imminent termination. FDC and/or its subsidiaries have performed all of their obligations and responsibilities as described under each such contract or agreement, none of such contracts or agreements are subject to any counterclaim or setoff, and all such contracts are in full force and effect and will continue in full force and effect following the Closing. Except as described on Schedule 3(t), FDC has no reason to believe that amounts payable under such contracts or agreements will not be paid substantially in accordance with the terms of such contracts or agreements. Neither FDC nor its subsidiaries have received any notices of default, claims, or any other type of notice with respect to any such contract or agreement.

               (U) LICENSE AGREEMENTS. Attached as Schedule 3(u) is a complete and accurate list of any license agreements to which FDC or any of its subsidiaries is a party as of the date hereof relating to their credit reporting business (other than customary, off-the-shelf licenses. Also stated on Schedule 3(u) is the expiration date of each such license agreement. Except as described on Schedule 3(u), all such license agreements are valid and enforceable against FDC or its subsidiaries, as the case may be, and are not currently, and will not be at Closing, in default, invalid or unenforceable. To the extent the transactions contemplated by this Agreement requires the consent of any third party, FDC shall use its commercially reasonable efforts to obtain such consents. FDC has not received any written notices of default or claims with respect to any license agreement.

               (V) CONTRACTS.

                    (i) Neither FDC nor any of its subsidiaries is a party to, or bound by, any contract, distributorship agreement, license agreement, agency agreement, or any other agreement, indenture, mortgage, deed of trust, lease, loan agreement or instrument which would be in default or which would terminate by virtue of this Agreement.

                    (ii) Schedule 3(v) lists the following contracts and other agreements to which any of FDC and its subsidiaries is a party:

                         (A) any agreement (or group of related agreements) the
performance of which involves consideration in excess of $50,000;

                         (B) any agreement concerning a partnership or joint
venture;

                         (C) any agreement (or group of related agreements)
under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, in excess of $50,000 or under which it has imposed a security interest on any of its assets, tangible or intangible;

                         (D) any agreement concerning confidentiality or
noncompetition;

                         (E) any agreement with any of the stockholders of FDC,
or any affiliates of such stockholders;

                         (F) any profit sharing, stock option, stock purchase,
stock appreciation, deferred compensation, severance, or other plan or arrangement for the benefit of its current or former directors, officers, and employees;

                         (G) any collective bargaining agreement;

                         (H) any agreement for the employment of any individual
on a full-time, part-time, consulting, or other basis providing annual compensation in excess of $50,000 or providing severance benefits;

                         (I) any agreement under which it has advanced or loaned
any amount to any of its directors, officers, and employees;

                         (J) any agreement under which the consequences of a
default or termination could have an adverse effect on the business, financial condition, operations, results of operations, or future prospects of any of FDC and its subsidiaries; or

                         (K) any agreement involving a license or franchise to
operate in the type of business that FDC engages.

FDC has delivered to Purchaser a correct and complete copy of each written agreement listed in Schedule 3(v) and a written summary setting forth the terms and conditions of each oral agreement referred to in Schedule 3(v). With respect to each such agreement: (1) the agreement is legal, valid, binding, enforceable, and in full force and effect; (2) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (3) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (4) no party has repudiated any provision of the agreement.

               (W) ABSENCE OF UNDISCLOSED OR CONTINGENT LIABILITIES. Except as described in Schedule 3(d), FDC has no liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, whether known or unknown, and regardless of when asserted) in excess of $25,000 in any single instance or $150,000 in the aggregate.

               (X) CONDITION OF ASSETS. The fixed assets necessary for the conduct of FDC's and its subsidiaries' businesses are in good condition and repair, ordinary wear and tear excepted, and are usable in the ordinary course of business. There are no defects in such fixed assets or other conditions relating thereto which could adversely affect the operation or value of such fixed assets. FDC and its subsidiaries own, or lease under valid leases, all equipment and other tangible assets necessary for the conduct of their business.

               (Y) EMPLOYEES. To the best of FDC's knowledge, no significant employee (including Key Technical Employees and Key Employees, as those terms are defined herein) of FDC or any of its subsidiaries, or any group of their employees, has any plan or intention to terminate his, her or its employment following the Closing. FDC and its subsidiaries have complied with all laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security and other taxes. FDC and its subsidiaries have no labor relations problem pending, and their labor relations are satisfactory. There are no workmen's compensation, sexual harassment, discrimination or claims pending against FDC or any of its subsidiaries, and there are no facts that would give rise to such claims. No employee of FDC or any of its subsidiaries is subject to any secrecy or non-competition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such employee to carry out fully all activities of such employee in furtherance of the business of FDC or its subsidiaries. No employee or former employee of FDC or any of its subsidiaries has any claim with respect to any intellectual property rights of FDC or any of its subsidiaries. None of FDC or any of its subsidiaries is a party to or bound by any collective bargaining agreement, nor has any of them experienced any strikes, grievances, claims of unfair labor practices, or other collective bargaining disputes. None of FDC or any of its subsidiaries has committed any unfair labor practice. There are no organizational efforts presently being made or threatened by or on behalf of any labor union with respect to employees of any of FDC or any of its subsidiaries.

               (Z) GIFTS. Neither FDC, its subsidiaries, nor any of their officers, directors or shareholders has made or agreed to make gifts of money, other property or similar benefits (other than incidental gifts of articles of nominal value) to any actual or potential customer, supplier, governmental employee, political party, candidate for office, governmental agency or instrumentality or any other person in a position to assist or hinder FDC in connection with any actual or proposed business transaction.

               (AA) SUBSIDIARIES. Schedule 3(aa) sets forth for each subsidiary of FDC (i) its name and jurisdiction of incorporation, (ii) the number of shares of authorized capital stock of each class of its capital stock, (iii) the number of issued and outstanding shares of each class of its capital stock, the names of the holders thereof, and the number of shares held by each such holder, and
(iv) the number of shares of its capital stock held in treasury. All of the issued and outstanding shares of capital stock of each subsidiary of FDC have been duly authorized and are validly issued, fully paid, and nonassessable. One of FDC and its subsidiaries holds of record and owns beneficially all of the outstanding shares of each subsidiary of FDC, free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities laws), taxes, security interests, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require any of FDC and its subsidiaries to sell, transfer, or otherwise dispose of any capital stock of any of its subsidiaries or that could require any subsidiary of FDC to issue, sell, or otherwise cause to become outstanding any of its own capital stock. There are no outstanding stock appreciation, phantom stock, profit participation, or similar rights with respect to any subsidiary of FDC. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of any capital stock of any subsidiary of FDC. None of FDC and its subsidiaries controls directly or indirectly or has any direct or indirect equity participation in any corporation, partnership, trust, or other business association which is not a subsidiary of FDC.

               (BB) NOTES AND ACCOUNTS RECEIVABLE. All notes and accounts receivable of FDC and its subsidiaries are reflected properly on their books and records, are valid receivables subject to no setoffs or counterclaims, are current and collectible, and will be collected in accordance with their terms at their recorded amounts.

               (CC) POWERS OF ATTORNEY. There are no outstanding powers of attorney executed on behalf of any of FDC and its subsidiaries.

               (DD) INSURANCE. Schedule 3(dd) sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which any of FDC and its subsidiaries has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past seven years:

                         (i) the name, address, and telephone number of the
agent;

                         (ii) the name of the insurer, the name of the
policyholder, and the name of each covered insured;

                         (iii) the policy number and the period of coverage;

                         (iv) the scope (including an indication of whether the
coverage was on a claims made, occurrence, or other basis) and amount (including a description of how deductibles and ceilings are calculated and operate) of coverage; and

                         (v) a description of any retroactive premium
adjustments or other loss-sharing arrangements.

With respect to each such insurance policy: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither any of FDC and its subsidiaries nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. Each of FDC and its subsidiaries has been covered during the past seven years by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Schedule 3(dd) describes any self-insurance arrangements affecting any of FDC and its subsidiaries.

               (EE) PRODUCT WARRANTY. No product sold or delivered by any of FDC and its subsidiaries is subject to any guaranty, warranty, or other indemnity.

               (FF) CERTAIN BUSINESS RELATIONSHIPS WITH FDC AND ITS SUBSIDIARIES. None of the stockholders of FDC or its subsidiaries, or their officers, directors or employees, has been involved in any business arrangement or relationship with any of FDC and its subsidiaries within the past 12 months, and no such person owns any asset, tangible or intangible, which is used in the business of any of FDC and its subsidiaries.

               (GG) SMALL BUSINESS INVESTMENT COMPANY ACT MATTERS. FDC, together with its "affiliates" (as that term is defined in Title 13, Code of Federal Regulations, Section 121.103), is a "small business concern" within the meaning of Section 103(5) of the Small Business Act of 1958 and the regulations thereunder. Each of FDC and its Subsidiaries does not presently engage in, and neither FDC nor any of its Subsidiaries shall hereafter engage in, any activities, nor shall FDC or any Subsidiary use directly or indirectly the proceeds from the sale of the shares hereunder for any purpose for which a Small Business Investment Company is prohibited from providing funds by the Small Business Investment Act of 1958 and the regulations thereunder, including Title 13, Code of Federal Regulations, Section 107.720.


                                   ARTICLE IV
                  REPRESENTATIONS AND WARRANTIES OF PURCHASERS

          As an inducement to FDC to enter into this Agreement and the Registration Rights Agreement, each Purchaser severally, and not jointly, represents and warrants to FDC that:

               (a) Each Purchaser that is a corporation or other business entity is duly organized, validly existing and in good standing under the laws of the applicable jurisdictions of incorporation, and such corporations as business entities are qualified to transaction business as foreign corporations in all other jurisdictions in which the character of Purchasers' businesses requires the Purchasers to be so qualified; such corporations or business entities have all of the power necessary to engage in the businesses in which they are presently engaged; and each such corporation or business entity is an accredited investor as described in Rule 501(a) adopted under the 1933 Act.

               (b) Each Purchaser warrants and represents that the Purchaser is and was not organized or reorganized for the specific purpose of acquiring the

Shares and that the individual executing this Agreement has the power and authority to execute and deliver this Agreement on behalf of such partnership, joint venture, corporation or trust. Furthermore, in the event a Purchaser is one of the foregoing entities, such Purchaser represents that all of the equity owners are accredited investors as defined in (a) above or, if not, such Purchaser otherwise qualifies as an accredited investor with total assets in excess of $5 million.

               (c) Neither the execution and delivery of this Agreement nor the consummation of the transactions herein contemplated, will conflict with or result in the breach of, or accelerate the performance required by, any terms of any agreement, or result in the creation of any lien, charge or encumbrance upon any of the properties or assets of the Purchasers under the terms of any such agreement.

               (d) The Purchasers have all requisite power and authority to execute, deliver and perform this Agreement and the Registration Rights Agreement, and have all requisite power and authority to purchase and own the Shares. All necessary corporate proceedings of the Purchasers have been duly taken to authorize the execution, delivery and performance by the Purchasers of this Agreement and the Registration Rights Agreement. This Agreement has been duly authorized, executed and delivered by the Purchasers, and is enforceable as to the Purchasers in accordance with its terms. No consent, authorization, approval, order, license, certificate or permit of or from, or declaration or filing with, any United States federal, state, local or other governmental authority or any court or other tribunal is required by the Purchasers for the execution, delivery or performance by the Purchasers of either this Agreement or the Registration Rights Agreement other than (i) filings described in Section 2.3(b), (ii) filings that may be required with bank regulatory agencies, and
(iii) filings that may need to be made with the small business administration. No consent of any party to any contract, agreement, instrument, lease, license, arrangement or understanding to which the Purchasers are a party, or to which any of their properties or assets are subject, is required for the execution, delivery or performance of either this Agreement or the Registration Rights Agreement.

               (e) The Purchasers are acquiring the Shares, upon payment for and delivery thereof, not with a view to the distribution or public resale thereof within the meaning of the 1933 Act. The Purchasers further agree that FDC may cause to be set forth on the certificates for the Shares, to be delivered to the Purchasers hereunder, a legend in substantially the following form:

              THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE OFFERED AND SOLD ONLY IF REGISTERED PURSUANT TO THE PROVISIONS OF THAT ACT OR IF, IN THE OPINION OF COUNSEL TO THE SELLER AN EXEMPTION FROM REGISTRATION THEREUNDER IS AVAILABLE.

                                    ARTICLE V
                                COVENANTS OF FDC

          SECTION 5.1 Conduct of Business. From the date hereof until the Closing, or as otherwise consented to by the Purchasers in writing each of FDC and its subsidiaries:

               (a) Carry on its business only in the ordinary course, in accordance with all laws, regulations and rules in the same manner in which it previously has been conducted but not including pursuing and implementing its consolidation strategy (which will require the prior written consent of Purchaser);

               (b) Maintain its real and personal property in as good condition and repair as of the date hereof, except for ordinary wear and tear;

               (c) Perform in all Material respects all of its Material obligations under all contracts to which FDC is a party;

               (d) Use reasonable efforts to preserve intact its present business organization and to keep available the services of its present officers and employees;

               (e) Not amend its charter or Bylaws or otherwise alter its corporate existence or powers;

               (f) Not take any action or engage in any transaction which would cause any of the representations made by FDC herein to be untrue as of the Closing Date or would cause FDC to be in breach of the terms and conditions of this Agreement;

               (g) Maintain its books, accounts and records in its usual, regular and ordinary manner;

               (h) Comply with all filing and reporting requirements of the 1934 Act;

               (i) Maintain a listing of the Common Stock with The Nasdaq Stock Market, Inc.;

               (j) Not issue any shares of its capital stock, except upon the exercise of any currently outstanding option, warrant, convertible security or similar right which is listed on Schedule 5.1(j);

               (k) Not increase, decrease, or exchange any of its outstanding Common Stock for a different number or class of securities through reorganization, reclassification, share dividend, share split or similar change in the capitalization of FDC;

               (l) not enter into or become subject to any agreement, transaction, or commitment which (i) would have a Material effect on its business, or (ii) restrict or in any way impair its ability to comply with the terms of this Agreement;

               (m) not create, incur, assume, guarantee or otherwise become liable with respect to any indebtedness, and not sell, pledge, encumber or otherwise subject its assets to any security interest, claim or indebtedness not in existence prior to the execution of this Agreement;

               (n) not declare or pay any dividend, make any distribution on shares of its capital stock or redeem, repurchase or otherwise acquire any shares of its capital stock;

               (o) promptly notify Purchasers in writing after becoming actually aware of the occurrence or threatened occurrence of any event which would cause or constitute a breach of any warranty, representation, covenant or agreement contained herein, and use all commercially reasonable efforts to prevent or promptly remedy such breach or threatened breach; and promptly notify Purchasers in writing if it shall discover that any representation or warranty made in
Article III of this Agreement was when made, or has subsequently become, untrue;

               (p) not, directly or indirectly, (i) enter into or modify (whether in writing or orally) any employment, collective bargaining, severance or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination paid to, any employees, officers or directors or consultants, or (ii) grant or promise any bonuses, salary increases, severance or termination pay, or benefits for any officers, employees, or directors;

               (q) not adopt or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, trust, fund or arrangement for the benefit or welfare of any employee, director, or officer;

               (r) not cancel or terminate its current insurance policies or cause any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

               (s) use its commercially reasonable efforts to preserve intact its business organization and goodwill, keep available the services of its officers and employees as a group and maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it up to the Closing;

               (t) confer on a weekly basis with representatives of Purchasers to report operational matters and the general status of ongoing operations;

               (u) not take any action which would render, or which reasonably would be expected to render, any representation or warranty made by it in the Agreement untrue at the Closing;

               (v) notify Purchasers of any emergency or other change in the normal course of its business or in the operation of its properties and of any governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) if, in each case, such emergency, change, complaint, investigation or hearing would, individually or in the aggregate, have an adverse effect on its business, operations or financial condition or to its ability to consummate the transactions contemplated by this Agreement;

               (w) not sell any of its assets, tangible or intangible;

               (x) not enter into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) either involving more than $15,000 or outside the ordinary course of business;

               (y) not make any capital expenditure (or series of related capital expenditures) either involving more than $100,000;

               (z) not make any capital investment in, any loan to, or any acquisition of the securities or assets of, any other person (or series of related capital investments, loans, and acquisitions) either involving more than $15,000 or outside the ordinary course of business;

               (aa) not delay or postpone the payment of accounts payable and other liabilities outside the ordinary course of business;

               (bb) not cancel, compromise, waive, or release any right or claim (or series of related rights and claims) either involving more than $15,000 or outside the ordinary course of business;

               (cc) not grant any license or sublicense of any rights under or with respect to any Intellectual Property;

               (dd) not make any loan to, or enter into any other transaction with, any of its directors, officers, or employees;

               (ee) not make or pledge to make any charitable or other capital contribution;

               (ff) maintain reasonable business insurance; commit no waste of assets; not dispose or otherwise change the nature of any asset such that cash or accounts receivable are increased; not create or suffer to exist any lien, charge or encumbrance on any asset or incur any indebtedness for borrowed money; and maintain and preserve their business organizations intact and maintain their relationships with suppliers, employees, customers and others;

               (gg) refrain from making capital expenditures or commitments for additions to property, plant or equipment or enter into transactions which could reasonably be expected to alter or affect their operations (unless approved in writing in advance by Purchasers); and

               (hh) not commit to any of the foregoing.

          SECTION 5.2 Access and Information. FDC shall give to the Purchasers and their representatives full access at all reasonable times prior to the Closing to the properties, books and records of FDC and to furnish such information and documents in its possession relating to FDC as the Purchasers may reasonably request.

          SECTION 5.3 Information Following Closing. Beginning with execution of this Agreement and continuing beyond Closing for so long as Purchasers own more than five percent of the common stock of FDC, FDC shall furnish Purchasers, without charge, the following documents:

               (a) As soon as practicable after they have been filed with the Commission, one copy of each annual and interim financial and other report or communication filed with the Commission;

               (b) Such additional publicly filed documents and publicly available information with respect to FDC and its affairs as the Purchasers may from time to time reasonably request;

               (c) as soon as available, and in any event within 90 days after the end of each fiscal year of FDC, duplicate copies of the audited financial statements of FDC and its subsidiaries reported on by a firm of independent certified public accountants of national recognition, and stating in comparative form the figures as of the end of and for the previous fiscal year, accompanied by a report thereon containing an opinion by such independent certified public accountants that the financial statements have been prepared in accordance with generally accepted accounting principles consistently applied, except as may be noted otherwise;

               (d) as soon as available, and in any event within 30 days after the end of each month commencing with the end of the month of January 1999, a copy of the consolidated interim financial statements of FDC and its subsidiaries, consisting at a minimum of: (i) the balance sheet as of the end of the month, and (ii) a statement of income for the month and for the partial or full fiscal year ended as of the end of the month, all in reasonable detail and, in the case of a month which is the end of FDC's fiscal quarter, setting forth in comparative form corresponding budgeted figures for such partial or full fiscal year prepared in accordance with generally accepted accounting principles consistently applied, except as may be noted otherwise;

               (e) by December 1 of each year copies of the FDC budget for operations for the next fiscal year;

               (f) as soon as available, and in any event within 45 days after the end of a fiscal year, a report of the financial information of FDC on an actual versus as budgeted basis;

               (g) within 30 days of filing, copies of all returns and documents filed by FDC and its subsidiaries with any federal governmental authority, including, without limitation, the U.S. Internal Revenue Service, the U.S.

Environmental Protection Agency, the U.S. Occupational Safety & Health Administration, the Small Business Administration and the Securities and Exchange Commission;

               (h) within 30 days of receipt thereof, a copy of the complaint, motion for judgment or other such pleadings served on or by FDC and its subsidiaries or any of their respective officers or directors, as the case may be, relating to any litigation to which any of FDC and its subsidiaries, or any of their respective officers or directors is made a party after the date of this Agreement by mailing to the Purchasers; and

               (i) within ten days of receipt thereof, notice of any default declared with respect to any lease, contract or loan of any of FDC and its subsidiaries or any judgment entered against any of FDC and its subsidiaries if such default or judgment involves an amount exceeding $10,000.

          SECTION 5.4 Use of Proceeds. FDC will use the proceeds from the sale of the Shares hereunder (a) to consummate future acquisitions by the Company, and (b) as corporate working capital in the ordinary course of business.

                        ADDITIONAL PRE-CLOSING COVENANTS

          SECTION 5.5 Exclusivity. Prior to the Closing, none of FDC, its subsidiaries, or any of their officers or directors, or those FDC shareholders who are party to this Agreement, shall cause FDC to, directly or indirectly, through any officer, director, agent or otherwise, solicit, initiate or encourage submission of any proposal or offer from any person or entity (including any of its or their officers or employees) relating to any liquidation, dissolution, recapitalization, merger, consolidation or acquisition or the purchase of all or any portion of the assets of, or any equity interest in, FDC or any similar transaction or business combination involving FDC, or participate in any negotiations regarding, or furnish to any other person, any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person or entity to do or seek any of the foregoing. FDC shall within one business day notify Purchasers of any such proposal or offer, or any inquiry from or contact with any person with respect thereto, and shall promptly provide Purchasers with such information regarding such proposal, offer, inquiry or contact as Purchasers may request.

          SECTION 5.6 Consents under Agreements. FDC agrees that, prior to the Closing, it and its subsidiaries will secure the approval under all agreements (if any) as to which consent to the transactions contemplated hereunder is required.

          SECTION 5.7 Actions. Prior to the Closing, none of FDC, its shareholders who are parties to this Agreement, and its subsidiaries will take or permit to be taken any action that would be in breach of the terms or provisions of this Agreement or that would cause any of their representations and warranties contained herein to be or become untrue.

          SECTION 5.8. Additional Disclosure. Prior to the Closing, FDC will promptly advise Purchasers of each event that occurs after execution of this Agreement, if such event would have had to be disclosed on any schedule to this

Agreement had it occurred prior to the execution of this Agreement, or if such event otherwise would lead to a breach or inaccuracy of any representation, warranty, or covenant of FDC or its subsidiaries.

          SECTION 5.9. Financial Statements. Prior to the Closing, FDC will deliver monthly financial statements to Purchasers within 10 days of the end of each month after the date hereof.

          SECTION 5.10 Further Assurances. Prior to Closing, each of the parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in this Agreement).

                                   ARTICLE VI
                             POST CLOSING COVENANTS

          SECTION 6.1 Post Closing Covenants.

               (A) NONCOMPETE/NON-SOLICIT.

                    (i) During the five year period commencing with the date hereof (the "Non-Compete Period"), Jerald H. Donnan, Marcia R. Donnan, James N. Donnan and Russell E. Donnan (the "Key Employees") agree that they shall not (and shall not direct or assist others to contact or solicit, offer employment to, hire, or otherwise attempt to hire any person employed by the Company. The Key Employees shall not encourage, induce or assist others in inducing any employee of the Company to terminate his or her employment with the Company or in any way interfere with the Company's respective relationships with their employees.

                    (ii) During the Non-Compete Period, the Key Employees agree that they shall not contact or solicit, or direct or assist others to contact or solicit any customers, suppliers or other business associates of the Company existing prior to Closing, shall not engage in the diversion of good-will regarding the activities conducted by the Company prior to Closing; and shall not otherwise interfere in any way with the relationships between the Company and their customers, suppliers or business associates, existing prior to Closing.

                    (iii) During the Non-Compete period, the Key Employees shall not directly or indirectly compete with the Company in any manner in any state where the Company is engaged or presently proposes to engage in business; provided that such restriction on competition will be limited to those businesses of the Company in which the Company was engaged prior to the date of this Agreement; provided further that, notwithstanding the foregoing, any Key Employee may make passive investments of not more than 5% of the outstanding shares of, or 5% of any other equity interest in, any company or entity listed or traded on a national securities exchange or in an over-the-counter securities market. Without limiting the generality of this paragraph, each Key Employee agrees that the restrictions on competition contained herein shall also prohibit serving as a consultant to any entity if such consulting services would help such entity compete against the Company. Additionally, except as expressly set forth in this Agreement, no Key Employee shall have any interest (as owner, principal, general or limited partner, agent, employee, officer, director, or stockholder) in any entity which competes with the Company. The Key Employees agree that this covenant not to compete is made in connection with the Purchasers' acquisition of the Company's common stock.

                    (B) FURTHER ASSURANCES. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request, all at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefor under this Agreement).

                    (C) KEY MAN LIFE INSURANCE. FDC shall acquire key man life insurance policies on those persons, in such amounts, and with designated beneficiaries as determined from time to time and at any time by the Special Committee (as defined in the Investors Agreement).

                    (D) INTELLECTUAL PROPERTY. Within 30 days of Closing, FDC shall cause all FDC employees, all employees of FDC subsidiaries, and all independent contractors who have worked in the development and/or maintenance of Intellectual Property (as defined in Section 3(i)) to execute agreements with FDC or its subsidiaries to assign their rights, title and interest in and to any Intellectual Property including, without limitation, patents, copyrights and inventions to FDC or its subsidiaries.


                                   ARTICLE VII
                 CONDITIONS TO EACH PARTY'S OBLIGATION TO CLOSE

          SECTION 7.1 Conditions to Obligations to Close.

          In addition to those specific conditions set forth in Articles VIII and IX below, the obligations of the Purchasers and FDC to consummate the transactions described herein shall be subject to the following:

               (a) No government regulatory body or agency shall have instituted court action or legal proceedings seeking preliminary or permanent injunctive relief prohibiting purchase of the Shares.

               (b) The performance of all conditions precedent to Closing set forth in Articles VIII and IX below.

               (c) From the date of this Agreement to the Closing Date, there shall have been no Material adverse change (i) in the business or properties of FDC, or (ii) in the financial condition of FDC, and the property, business and operations of FDC shall have not been Materially and adversely affected due to any fire, accident or other casualty or by any act of God, whether or not insured.


                                  ARTICLE VIII
                     CONDITIONS TO FDC'S OBLIGATION TO CLOSE

          SECTION 8.1 Conditions to FDC's Obligations to Close.

          FDC's obligation to complete the transaction is provided for herein shall be subject to the performance by the Purchasers of all their agreements to be performed hereunder on or before the Closing, and to the further conditions that:

               (a) The representations and warranties of the Purchasers contained in Article IV hereof are true and correct in all Material respects as of the Closing with the same effect as if made on and as of such date and the officers or managing directors of the Purchasers shall so certify thereto.

               (b) The Purchasers shall have performed and complied with all the terms and conditions required by this Agreement to be performed or complied with by them prior to the Closing.


                                   ARTICLE IX
                  CONDITIONS TO PURCHASERS' OBLIGATION TO CLOSE

          SECTION 9.1 Conditions to Purchasers' Obligation to Close.

          The Purchasers' obligation to complete the transactions provided for herein shall be subject to the performance by FDC of all agreements to be performed hereunder on or before the Closing, and to the further conditions that:

               (A) REPRESENTATIONS AND WARRANTIES. The representations and warranties of FDC contained in Article III and the covenants of FDC contained in
Article V hereof are true and correct and have been performed or satisfied in all respects as of the Closing with the same effect as if made or performed on and as of such date and FDC shall so certify to the Purchasers.

               (B) NO ADVERSE CHANGES. There shall have been no event or change occurring between the execution of this Agreement and the Closing which in the aggregate may be deemed to have an adverse effect on the business, operations, financial condition or properties of FDC or its subsidiaries. There shall have been no adverse changes in the operating results or financial condition of FDC since December 31, 1998, except as described in Schedule 9(b) and FDC shall so certify in writing to the Purchasers.

               (C) OPINION. The Purchasers shall have received from counsel to FDC, an opinion dated the Closing, to the following effect:

                    (i) FDC is a corporation duly organized, validly existing and in good standing under the laws of Colorado.

                    (ii) FDC has all corporate power and authority necessary to engage in the business in which it is presently engaged and to execute, deliver and perform its obligations under this Agreement. There are no options, puts, calls, or other rights outstanding to purchase or sell FDC's securities, other than as contemplated in this Agreement or as disclosed in the Schedules.

                    (iii) FDC's authorized capitalization consists of 10,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. At the Closing Date and prior to the issuance of the Shares, there will be 3,551,346 shares of Common Stock issued and outstanding, and no shares of Preferred Stock issued and outstanding. All of such outstanding shares of capital stock have been duly authorized and are validly issued and are fully paid and nonassessable, subject to certain escrow provisions.

                    (iv) Execution and delivery of this Agreement and the Registration Rights Agreement, and the consummation of the transactions contemplated thereby have been duly and validly authorized by all necessary action, corporate or otherwise, by FDC. This Agreement and the Registration Rights Agreement are legal, valid and binding obligations of FDC, enforceable against FDC in accordance with their terms except as enforcement may be limited by general equitable principles or bankruptcy, insolvency or similar laws affecting creditors' rights generally. FDC has all requisite power and authority to execute, deliver and perform this Agreement and the Registration Rights Agreement. All necessary corporate proceedings of FDC have been taken to authorize the execution, delivery and performance by FDC of this Agreement and the Registration Rights Agreement.

                    (v) There are no preemptive rights to acquire FDC's Common Stock or Preferred Stock.

                    (vi) The Shares, when issued in accordance with the terms and conditions of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and will be free and clear of any adverse claim, security interest, lien, pledge, option, encumbrance or restriction; provided, however, that the Shares will be "restricted securities" as such term is defined under the 1933 Act (unless registered for sale as described in the Registration Rights Agreement) and the certificates representing the Shares will contain a legend to reflect such status; and provided further that any Purchaser, if deemed an "affiliate" under the 1933 Act, may be subject to certain restrictions as provided in the 1933 Act, the 1934 Act or the rules and regulations thereunder.

                    (vii) To the best knowledge of such counsel, FDC is not in violation or default of any provision of its Articles of Incorporation, Bylaws or of any provision of any instrument or contract to which it is a party or by which it is bound or, of any provision of any federal, state or local judgment, writ, decree, order, law, statute, rule or government regulation, applicable to it. To the best knowledge of such counsel, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a violation or default under any such provision or an event which results in the creation of any lien, charge of encumbrance upon any asset of FDC. No consent, authorization, approval, order, license, certificate, or permit of or from, or declaration or filing with any federal, state, local or other governmental authority or any court or other tribunal is required by FDC for the execution, delivery or performance by FDC of this Agreement or the Registration Rights Agreement. To the best knowledge of such counsel, except for obligations under its listing agreement with The Nasdaq Stock Market, Inc., no consent of any party to any contract, agreement, instrument, lease, license, arrangement or understanding to which FDC is a party, or to which any of its properties or assets are subject, is required for the execution, delivery or performance of this Agreement or the Registration Rights Agreement.

                    (viii) The Shares shall have been approved for additional listing by The Nasdaq Stock Market, Inc.

                    (ix) Except as disclosed in this Agreement or the Schedules, such counsel is not aware of any pending or threatened action, suit, proceeding or investigation before any court or any public, regulatory, or governmental agency, authority or body, involving FDC or any of its existing officers or directors and such counsel do not know of any legal matter or government proceedings regarding FDC.

          In rendering such an opinions counsel for FDC may rely (i) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of FDC; and (ii) to the extent they deem proper, upon written statements or certificates of officers of departments of various jurisdictions having custody of documents respecting the corporate existence or good standing of FDC, provided that copies of any such statements or certificates shall be delivered to counsel for the Purchasers.

               (D) PERFORMANCE OF CONDITIONS. FDC shall have performed and complied with all the terms and conditions required by this Agreement and the Registration Rights Agreement to be performed or complied with by it on or before the Closing.

               (E) ACTION. All action necessary to authorize the execution, delivery and performance of this Agreement by FDC and the consummation of the transactions contemplated hereby shall have been duly and validly taken by FDC. FDC shall have furnished Purchasers with copies of all consents or resolutions adopted or executed by FDC in connection with such actions.

               (F) NO ACTION OR PROCEEDING. As of the Closing, no action, suit or proceeding shall be pending or threatened before any court or administrative body, and there shall have been no threats, to (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (iii) affect adversely the right of Purchasers to own the Shares and to exercise their ownership rights with respect to the Shares, or (iv) affect adversely the right of any of FDC and its subsidiaries to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

               (G) CONSENTS & APPROVALS. FDC shall have obtained and given each consent and notice required in connection with the transactions contemplated herein (as specified in Schedule 3(e)).

               (H) GOVERNMENTAL FILINGS. All governmental filings, authorizations and approvals that are required for the consummation of the transactions contemplated hereby shall have been duly made and obtained by FDC and its subsidiaries.

               (I) DISCOVERY OF FACTS OR CIRCUMSTANCES. Purchasers shall not have discovered any fact or circumstance existing as of the date of this Agreement which has not been disclosed to Purchasers as of the date of this Agreement regarding the business, assets, liabilities, properties, condition (financial or otherwise), results of operations or prospects of FDC which is, individually or in the aggregate with other such facts and circumstances, adverse to FDC, its financial position, results of operations or the value of its assets.

               (J) DAMAGE. There shall have been no damage, destruction or loss of or to any property or properties owned or used by FDC, or to its assets, whether or not covered by insurance which, in the aggregate, has or would be reasonably likely to have, an adverse effect on FDC.

               (K) CONFIDENTIALITY AGREEMENT. FDC shall have entered into a confidentiality agreement with Russell E. Donnan in form and substance as set forth in Exhibit C, and the same shall be in full force and effect;

               (L) INVESTORS AGREEMENT. FDC shall have entered into the Investors Agreement with the Purchasers in form and substance as set forth in Exhibit D, and the same shall be in full force and effect;

               (M) VOTING AGREEMENT. Certain shareholders of FDC (as identified in Exhibit E) shall have entered the Voting Agreement with the Purchasers in form and substance as set forth in Exhibit E, and the same shall be in full force and effect;

               (O) ACQUISITIONS. There shall have been no adverse changes from that contemplated on March 12, 1999, with respect to the valuation of, or the terms of the transactions with, FDC's proposed acquisition targets, United Data Services, Inc., Imfax, Inc., Jeffrey S. Lively and Denise R. Lively d/b/a Quality Credit Reporting of Texas, Mortgage Credit Services, Inc. (Oklahoma), and Credit Mark, Inc.

               (P) OFFICER'S CERTIFICATE. The President of FDC and its subsidiaries shall have delivered to Purchasers a certificate to the effect that each of the conditions specified above in Sections VIII(a), (b), (d), (e), (f),
(g), (h), and (j) is satisfied in all respects.

               (Q) PRESIDENT'S CERTIFICATE. A certificate of the President of FDC, certifying that FDC is not in violation or default without knowledge qualifier.

                                    ARTICLE X
                        TERMINATION, AMENDMENT AND WAIVER

          SECTION 10.1 Termination. This Agreement and each agreement contemplated hereby may be terminated at any time prior to the Closing:

               (A) MUTUAL CONSENT. By the mutual written consent of the Purchasers and FDC.

               (B) BREACH. By FDC if there has been a breach of any representation, warranty or agreement on the part of the Purchasers set forth in this Agreement, or by the Purchasers if there has been a breach of any representation, warranty, covenant or agreement on the part of FDC set forth in this Agreement.

               (C) NO CONSUMMATION. By either FDC or the Purchasers if the Purchase Transaction shall not have been consummated on or before April 21, 1999, by reason of the failure of any condition precedent under Article VIV (with respect to Purchasers) or Article VIII (with respect to FDC), unless the failure of such condition precedent results primarily from the party seeking to terminate being in breach of any representation, warranty, or covenant contained in this Agreement; provided, however, that if the consummation of the Purchase Transaction requires Shareholder approval or consent, then such date shall automatically be extended to sixty days from the date on which determination is made that such Shareholder approval or consent is required, and provided further that such date may be extended at any time upon mutual agreement of the Parties.

               (D) LITIGATION. By either FDC or the Purchasers if any litigation or proceeding has been instituted with a view of restraining or prohibiting consummation of the transaction contemplated by this Agreement.

          SECTION 10.2 Effect of Termination. In the event of termination of this Agreement or any agreement contemplated hereby, or to be executed simultaneously herewith, this Agreement or any such other agreements shall forthwith become void and there shall be no liability or obligation hereunder or thereunder on the part of any party hereto, except for liability of any party for breaches of this agreement and liability under Section 24(d).

          SECTION 10.3 Amendment. This Agreement may be amended by the parties hereto at any time before or after approval hereof. This Agreement or any agreement contemplated hereby may not be amended except by an instrument in writing signed on behalf of each of the parties thereto.

          SECTION 10.4 Extension; Waiver. At any time prior to the Closing the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument signed on behalf of such party.


                                   ARTICLE XI
                             INVESTMENT BANKING FEES

          FDC and the Purchasers each represent that, except as described in the referenced Letter, neither has employed any broker or agent or entered into any agreement for the payment of any fees or compensation to any other person, firm or corporation in connection with this transaction.

                                   ARTICLE XII
                        INDEMNIFICATION AND CONTRIBUTION

          SECTION 12.1 Indemnity. Subject to the conditions set forth below, FDC agrees to indemnify and hold harmless the Purchasers, their members, managers, officers, directors, partners, employees, agents, and counsel, and each person, if any, who controls the Purchasers within the meaning of Section 15 of the 1933 Act or Section 20(a) of the 1934 Act, against any and all loss, liability, claim, damage and expense whatsoever (which shall include, for all purposes of this Article XII, but not be limited to, attorneys' fees and any and all expense whatsoever incurred in investigating, preparing, or defending against any litigation, commenced or threatened, or any claim whatsoever and any and all amounts paid in settlement of any claim or litigation), arising out of, resulting from, based upon, or in connection with any breach of any Material representation, warranty, covenant, or agreement of FDC contained in this Agreement. Notwithstanding anything to the contrary, FDC shall indemnify the Purchasers for their proportionate share (based on the percentage of the total outstanding Common Stock owned by the Purchasers) any Material taxes, tax costs, assessments, penalties or interest incurred by FDC in conjunction with or as a result of any acquisitions or other transactions entered into prior to the date of this Agreement by FDC or its subsidiaries. The foregoing agreement to indemnify shall be in addition to any liability FDC may otherwise have, including liabilities arising under this Agreement. Any amount paid to Purchasers under this Section 12 shall be grossed up by multiplying the amount of any such claim by an amount equal to (i) one, plus (ii) (A) the number of shares owned by Purchasers, divided by (B) the number of shares that are owned by persons other than Purchasers. The Purchasers agree to indemnify and hold harmless FDC, its officers, directors, partners, employees, agents, and counsel and each person, if any, who controls FDC within the meaning of Section 15 of the 1933 Act or Section 20(a) of the 1934 Act, against any and all loss, liability, claim, damage, and expense whatsoever (which shall include, for all purposes of this Article XII, but not be limited to, attorneys' fees and any and all expense whatsoever incurred in investigating, preparing, or defending against any litigation, commenced or threatened, or any claim whatsoever and any and all amounts paid in settlement of any claim or litigation), arising out of, resulting from, based upon, or in connection with any breach of any Material representation, warranty, covenant, or agreement of Purchasers contained in this Agreement.

          Except as otherwise agreed by the parties in Article XI hereof, (i) FDC shall indemnify the Purchasers for any broker's or finder's fees which may become payable as a result of any promise or contract which may have been made by FDC to or with any such broker or finder and (ii) the Purchasers shall indemnify FDC for any broker's or finder's fees which may become payable as a result of any promise or contract which may have been made by the Purchasers to or with any such broker or finder.

          SECTION 12.2 Notice of Proceeding. If any action is brought against FDC, the Purchasers or any of their members, managers, officers, directors, employees, agents or counsel, or any controlling persons (an "Indemnified Party" or collectively "Indemnified Parties"), in respect of which indemnity may be sought against the other party (the "Indemnifying Party") pursuant to the foregoing paragraph, such Indemnified Party or Parties shall promptly notify the Indemnifying Party in writing of the institution of such action (but the failure so to notify shall not relieve the Indemnifying Party from any liability it may have) and the Indemnifying Party shall promptly assume the defense of such action including the employment of counsel satisfactory to such Indemnified Party or Parties and payment of expenses. Such Indemnified Party or Parties shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties, unless (1) the employment of such counsel shall have been authorized in writing by the Indemnifying Party in connection with the defense of such action or (2) the Indemnifying Party shall not have promptly employed counsel satisfactory to the Indemnified Party or Parties to have charge of the defense of such action or (3) such Indemnified Party or Parties shall have reasonably concluded that there may be one or more legal defenses available to it or them or other indemnified parties which are different from or additional to those available to the Indemnifying Party or (4) the Indemnifying Party does not provide the Indemnified Party with evidence reasonably acceptable to the Indemnified Party of that the Indemnifying Party will have the financial resources to defend against the claim and fulfill its indemnification obligations hereunder, such evidence to be provided within 5 business days after the Indemnified Party requests such evidence, (5) the claim involves only money damages and does not seek an injunction or other equitable relief, and (6) the Indemnifying Party conducts the defense of the claim actively and diligently, in any of which events such fees and expenses shall be borne by the Indemnifying Party and the Indemnifying Party shall not have the right to direct the defense of such action on behalf of the Indemnified Party or Parties.

          SECTION 12.3 Contribution. To provide for just and equitable contribution if (i) an Indemnified Party makes a claim for indemnification pursuant to the language set forth in Sections 12.1 and 12.2 above, but it is found in a final judicial determination, not subject to further appeal, that such indemnification may not be enforced in such case, even though this Agreement expressly provides for indemnification in such case, or (ii) any

Indemnified Parties seek contribution under the 1933 Act, the 1934 Act, or otherwise, then the parties shall contribute to any and all losses, liabilities, claims, damages and expenses whatsoever to which any of them may be subject, in accordance with the relative fault of the parties in connection with the facts which result in such losses, liabilities, claims, damages and expenses. The relative fault, in the case of an untrue statement, alleged untrue statement, omission or alleged omission, shall be determined by, among other things, whether such statement, alleged statement, omission or alleged omission relates to information supplied by FDC or the Purchasers, the parties' relative intent, access to information and the opportunity to correct such statement, alleged statement, omission or alleged omission. The parties agree that it would be unjust and inequitable if the respective obligations of each of the parties for contribution were determined by pro rata or per capita allocation of the aggregate losses, liabilities, claims, damages and expenses or by any other method of allocation that does not reflect the equitable considerations referred to herein. No persons guilty of a fraudulent misrepresentation within the meaning of Section 11(f) of the 1933 Act shall be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation.

          SECTION 12.4 Other Indemnification Provisions. The foregoing indemnification provisions are in addition to, and not in derogation of, any statutory, equitable, or common law remedy any party may have for breach of representation, warranty, or covenant.

                                  ARTICLE XIII
                                     NOTICES

          Any notice given under this Agreement shall be deemed to have been given sufficiently if in writing and sent by registered or certified mail, return receipt requested and postage prepaid, by receipt confirmed facsimile transmission, or by tested telex, telegram or cable addressed as follows:

          If to FDC:        Factual Data Corp.
                            5200 Hahns Peak Drive
                            Loveland, Colorado  80538

          With a copy to:   Samuel E. Wing
                            Jones & Keller, P.C.
                            1625 Broadway, Suite 1600
                            Denver, Colorado  80202

                            John P. Fitzgerald
                            Hogan & Hartson L.L.P.
                            1200 Seventeenth Street
                            Suite 1500
                            Denver, Colorado 80202

and, if to the Purchasers, at such address as appears on Exhibit A hereto, or to any other address or addresses which may hereafter be designated by any party by notice given in such manner. All notices shall be deemed to have been given as of the date of receipt.

                                   ARTICLE XIV
                     CERTIFICATES OF OFFICERS AND DIRECTORS

          The Purchasers and FDC shall provide to each other certificates at the Closing verifying the representations and warranties made by each party hereto. Any certificate or other document executed by any officer of FDC or the Purchasers and delivered to the other party or their counsel shall be deemed a representation and warranty by such officer on behalf of FDC or the Purchasers as to the statements made therein.

                                   ARTICLE XV
                                 CONFIDENTIALITY

          In connection with this Agreement, the Purchasers acknowledge that they have received from FDC certain proprietary information, trade secrets, financial statements and supporting information, together with statistics, analyses, compilations, studies and other documents or records prepared by any person including the Purchasers, their agents, advisors, affiliates or representatives (collectively "Representatives") which contain or otherwise reflect or are generated from such information (collectively the "Confidential Material"). The Purchasers agree to take commercially reasonable measures to ensure that the Confidential Material has not and will not be used other than in connection with the purchase of the Shares. The Purchasers have and will make all commercially reasonable efforts to safeguard the Confidential Material from disclosure to anyone other than as permitted hereby. Without the prior written consent of FDC, the Purchasers will not, except as required by law, and will direct their representatives not to, disclose to any person the fact that the Confidential Material has been made available to the Purchasers or that the Purchasers have inspected any portion of the Confidential Material. The term "person" as used herein shall be broadly interpreted to include without limitation, any corporation, company, partnership and individual or group.

          In the event that any Purchasers or any of their Representatives are requested or required (by oral question or request for information or documents in legal proceedings, interrogatories, subpoena, civil investigative demand or similar process) to disclose any information supplied to such Purchaser in the course of its dealings with FDC or its Representatives, it is agreed that any such Purchaser will provide FDC with prompt notice of any request or requirement so that either the Purchaser or FDC or both of them may seek an appropriate protective order and/or, by mutual written agreement, waive the Purchaser's compliance with the provisions of this Agreement. It is further agreed that if, in the absence of a protective order or receipt of a waiver, any of the Purchasers or any of their Representatives is nonetheless, in the reasonable written opinion of their counsel, compelled to disclose information concerning FDC to any court or else stand liable for contempt or suffer other censure, the Purchasers or such Representative may make disclosure of such information to such court. In any event, the Purchasers will not oppose action by, and will cooperate (to the extent commercially reasonable) with, FDC to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to such information.

          The term "Confidential Material" does not include information (i) which was known to the Purchasers or that the Purchasers had in their possession prior to the disclosure of confidential information by FDC hereunder, (ii) which becomes generally available to the public other than as a result of a disclosure by the Purchasers or their Representatives, (iii) which becomes available to the Purchasers on a non-confidential basis from a source other than FDC or its Representatives, provided that such source is not bound by a confidentiality agreement with FDC or its Representatives or otherwise prohibited from transmitting the information to the Purchasers by a contractual, legal or fiduciary obligation, or (iv) which otherwise becomes known to the Purchasers in a manner which does not violate the proprietary rights of FDC.

          Any of the Confidential Material shall be the property of FDC and, if the transactions, upon request of FDC, all such Confidential Material shall be returned to FDC or furnished to FDC without the Purchasers retaining any copy thereof. The obligation of Purchasers under this Article XV will terminate two years after the Closing.

          It is further understood and agreed that money damages would not be a sufficient remedy for any breach of this Article XV by the Purchasers or their Representatives. FDC shall be entitled to seek injunctive and any other such relief as maybe necessary to enforce the terms of this Article XV in the event of a breach by the Purchasers or their Representatives. Injunctive relief shall not be deemed to be an exclusive remedy for the Purchasers' breach of this
Article XV, but shall be in addition to all of the remedies available at law or equity to FDC.

                                   ARTICLE XVI
                                  COUNTERPARTS

          This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but all of such counterparts shall constitute one and the same instrument.

                                  ARTICLE XVII
                   MERGER CLAUSE AND COSTS, FEES AND EXPENSES

          This Agreement supersedes all prior agreements and understandings between the parties, and may not be changed or terminated orally, and no attempted change, termination or waiver of any of the provisions hereof shall be binding unless in writing and signed by the parties hereto. Each party shall pay its own expenses incident to the preparation, execution and delivery of this Agreement and the consummation of the transactions described herein including, without limitation, all fees of counsel, accountants and other professional fees and expenses.

                                  ARTICLE XVIII
                                  SEVERABILITY

          In the event that any provision of this Agreement is determined to be partially or wholly invalid, illegal or unenforceable, then such provision shall be deemed to be modified or restricted to the extent necessary to make such provision valid, binding and enforceable or, if such a provision cannot be modified or restricted in a manner so as to make such provision valid, binding and enforceable, then such provision shall be deemed to be excised from this Agreement and the validity, binding effect and unenforceability of the remaining provisions of this Agreement shall not be affected or impaired in any manner.

                                   ARTICLE XIX
                                     BENEFIT

          The terms and conditions of this Agreement shall inure to the benefit of, and shall be binding upon, the successors and assigns of the parties hereto, and the persons and entities referred to in Article XI who are entitled to indemnification or contribution and their respective successors, legal representatives and assigns and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Agreement, the Registration Rights Agreement, or the Letter or any provision herein or therein contained.

                                   ARTICLE XX
                                     WAIVER

          The failure of any party to insist upon the strict performance of any of the provisions of this Agreement shall not be considered as a waiver of any subsequent default of the same or similar nature. Time is of the essence in this Agreement.

                                   ARTICLE XXI
                                    HEADINGS

          The headings for the sections of this Agreement are inserted for convenience in reference only and shall not constitute a part hereof.

                                  ARTICLE XXII
                                    SURVIVAL

          The respective agreements, representations, warranties, covenants and other statements of the Purchasers and FDC set forth in this Agreement shall survive and remain in full force and effect for a period of fifteen months from the Closing; provided that the representations in Sections 3(a), 3(e), and 3(g) shall survive indefinitely and the representations in Sections 3(k) (Tax), 3(o) (ERISA) and 3(r) (Environmental) shall survive until the expiration of all statues of limitation, in each case regardless of any investigation or inspection made on behalf of the Purchasers or FDC; notwithstanding the foregoing, if the party seeking indemnification makes a written claim for indemnification within such survival period, then the indemnifying party agrees to indemnify the party seeking indemnification from and against the entirety of any adverse consequences party seeking indemnification may suffer through and after the date of the claim for indemnification (including any adverse consequences the party seeking indemnification may suffer after the end of any applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach (or the alleged breach).

                                  ARTICLE XXIII
                                  GOVERNING LAW

          This Agreement shall be governed by and construed according to the laws of the State of Illinois, without giving effect to conflict of laws.

                                  ARTICLE XXIV
                                  MISCELLANEOUS

          (A) PRESS RELEASES AND PUBLIC ANNOUNCEMENTS. No party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of FDC and the Purchasers; provided, however, that any party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing party will advise and consult with the other parties prior to making the disclosure).

          (B) SUCCESSION AND ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No party may assign either this Agreement or any of his or its rights, interests, or obligations hereunder without the prior written approval of the Purchasers and FDC; provided, however, that Purchasers may (i) assign any or all of their rights and interests hereunder to one or more of their affiliates and (ii) designate one or more of their affiliates to perform their obligations hereunder.

          (C) AMENDMENTS. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by FDC and the Purchasers.

          (D) EXPENSES. Each of the parties will bear its own costs and expenses (including, without limitation, attorneys', accountants' and agents' fees and disbursements) incurred in connection with this Agreement and the transactions contemplated hereby; PROVIDED, HOWEVER, FDC agrees to reimburse Purchasers for all reasonable out-of-pocket expenses (including, without limitation, attorneys', accountants' and agents' fees and disbursements) incurred by Purchasers in connection with this proposed investment and in its facilitation of the acquisition financing line, if either:

               (i) Purchasers elect not to complete the purchase of securities from FDC due to (A) the disclosure of materially adverse information about FDC or its subsidiaries not known to Purchasers as of March 12, 1999 (which is the date of the letter of intent, which letter of intent was countersigned by FDC on March 13, 1999) (the "Letter of Intent"), (B) a Material adverse change in FDC's or its subsidiaries' condition (financial or otherwise) from that reflected in its most recent financial statements, as had been provided to Purchasers prior to March 12, 1999, (C) FDC's failure to comply with the provisions of the Letter of Intent, the Term Sheet attached to the Letter of Intent, or this Agreement, or (D) FDC's inability to obtain shareholder approval of the transaction (to the extent required) within 60 days from which a determination is made that such shareholder approval is required, or

               (ii) FDC elects not to complete the issuance of securities to Purchasers for any reason other than Purchasers' failure to comply in with the provisions of the Letter of Intent, the Term Sheet that is attached to the Letter of Intent, or this Agreement.

          (E) SPECIFIC PERFORMANCE. Each of the parties acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the parties agrees that the other parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter , in addition to any other remedy to which they may be entitled, at law or in equity.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.


                                    HALEY LLC



                                    By:      _____________________________
                                    Name:    _____________________________
                                    Title:   _____________________________

                                    MARSHALL FINANCIAL PARTNERS, L.P.



                                    By:      _____________________________
                                    Name:    _____________________________
                                    Title:   _____________________________

                                    BCI GROWTH V, L.P.
                                    By Glenpointe Associates V, LLC
                                           General Partner



                                    By:      _____________________________
                                    Name:    _____________________________
                                    Title:   _____________________________


                                    BCI INVESTORS, LLC



                                    By:      _____________________________
                                    Name:    _____________________________
                                    Title:   _____________________________

                                    FACTUAL DATA CORP.




                                    By:      _____________________________
                                    Name:    _____________________________
                                    Title:   _____________________________




                                    By:      _____________________________
                                    Name:    Jerald H. Donnan




                                    By:      _____________________________
                                    Name:    Marcia R. Donnan




                                    By:      _____________________________
                                    Name:    James N. Donnan




                                    By:      _____________________________
                                    Name:    Russell E. Donnan

                                    EXHIBITS


NO.                        DESCRIPTION

A                          Schedule of Purchasers

B                          Registration Rights Agreement

C                          Confidentiality Agreement

D                          Investors Agreement

E                          Voting Agreement

                                    EXHIBIT A

                       INFORMATION RELATING TO PURCHASERS


                                                          NUMBER OF SHARES
NAME AND ADDRESS OF PURCHASER                             TO BE PURCHASED

Haley LLC
c/o Continental Illinois Venture Corporation
231 South La Salle Street 7L
Chicago, IL 60697

BCI Growth V, L.P.
c/o BCI Advisors, Inc.
Glenpointe Centre West
Teaneck, NJ 07666

BCI Investors, LLC
c/o BCI Advisors, Inc.
Glenpointe Centre West
Teaneck, NJ 07666

Marshall Financial Partners, L.P.
c/o Marshall Ventures, L.L.C.
903 N. Third Street, Suite 300
Minneapolis, MN 55401



                                                FACTUAL DATA CORP.
                                     FULLY DILUTED SHARES OUTSTANDING (3/9/99)

                                                             SSUMES ALL SHARES                   FULLY-DILUTED
                                                                 EXERCISED                           SHARES
                                                                                                  OUTSTANDING
Common Shares Outstanding                                          3,551,346                       3,551,346
Warrants, $7.15 exercise price                                     1,380,000                          24,866
Warrants, $9.15 exercise price                                       120,000
Option, IPO Underwriter, $7.04 exercise price                        120,000                           3,975
Options, 1997 Stock Incentive Plan (200,000 authorized)
     10,000 shares at  $5.60                                          10,000                           2,309
      5,000 shares at  $6.50                                           5,000                             536
     17,000 shares at  $5.60                                          17,000                           3,925
                                                                      ------                          ------
         TOTAL                                                     5,203,346          71.03%       3,586,958           62.83%

Piper Jaffray Warrants, assumes $7.2812 exercise price                61,803           0.84%          61,803            1.08%

Private Placement Common Shares at $7.2812                         2,060,100          28.12%       2,060,100           36.09%
                                                                   ---------                       ---------
Fully-diluted shares outstanding                                   7,325,249         100.00%       5,708,861          100.00%
Market Price as of 3/9/99           $7.2812
Assumes $15,000,000 Common Stock Private Placement


                                                                       EXHIBIT C

                          REGISTRATION RIGHTS AGREEMENT


          THIS REGISTRATION RIGHTS AGREEMENT dated as of March 25, 1999 among FACTUAL DATA CORP., a Colorado corporation (the "Company"), and Purchasers to be listed on Exhibit A (collectively, the "Purchasers" or individually, a "Purchaser") under that certain Share Purchase Agreement between the Company and the Purchasers dated as of March 25, 1999 (the "Share Purchase Agreement").

          The parties agree as follows:

          Section 1. DEFINITIONS. For purposes of this Agreement:

               (a) The terms "register," "registered" and "registration" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act of 1933, as amended (the "Securities Act"), and the declaration or ordering of effectiveness of such registration statement or document;

               (b) The term "Registrable Securities" means (i) the Shares, as defined under the Share Purchase Agreement, between the Company and Purchasers (collectively, the "Shares"), and (ii) any Common Stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution, merger, consolidation, recapitalization, reclassification or similar transaction with respect to, or in exchange for or in replacement of, the Shares, in each case held by any Holder (as defined in clause (c) below);

               (c) The term "Holder" or "Holders" means Purchasers and any of their successors or assigns which hold Registrable Securities; and

               (d) The term "Closing Date" is used herein as defined in Article II of the Share Purchase Agreement.

          Section 2. REGISTRATION RIGHTS.

               (a) Within 90 days after the Closing Date, the Company shall file with the Securities and Exchange Commission ("SEC") a registration statement sufficient to permit the public offering and sale of the Registrable Securities, and will use its best efforts through its officers, directors, auditors and counsel to cause such registration statement to become effective as promptly as practicable. The Company shall be obligated to file such post effective amendments or supplements as may be necessary to enable the Holders to deliver prospectuses which comply with the Securities Act for a period of two years from such effective date. The Registration Expenses (defined below) of this registration statement shall be borne by the Company. In addition to the registration provided for hereinabove, the Holders of the Registrable Securities who, in the aggregate, own a majority of the total number of Shares issued or issuable upon exercise of the Registrable Securities may request that the Company prepare and file a registration statement to permit the public offering and sale of the Registrable Securities on one additional occasion. The Registration

          Expenses of such additional registration statement shall be borne by the holders of Registrable Securities included in such registration. Holders of the Registrable Securities who, in the aggregate, own a majority of the total number of Shares issued or issuable upon exercise of the Registrable Securities may also request that the Company prepare and file a registration statement on Form S-2 or S-3, if available, to permit the public offering and sale of Registrable Securities (each, a "Short Form Registration"). The Holders may request a maximum of three (3) Short Form Registrations. The Registration Expenses of any such Short Form Registration shall be borne by the Company.

               (b) Any such registration of Registrable Securities requested pursuant to this Section 2 shall be referred to as a Demand Registration. No Demand Registration shall be deemed to have been effected if (i) such registration statement, after it has become effective, is the subject of any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason not primarily attributable to the selling Holders of Registrable Securities, (ii) the conditions to closing specified in the purchase agreement or underwriting agreement entered into in connection with such registration statement are not satisfied, other than by reason of a failure on the part of the selling Holders of Registrable Securities; or (iii) the holders of Registrable Securities are not able to register and sell at least ninety percent (90%) of the Registrable Securities requested to be included in such registration.

               (c) If at any time or from time to time during the time period applicable to Demand Registrations any of the Holders of the Registrable Securities covered by a registration statement desire to sell Registrable Securities in a public offering, the investment banker or investment bankers that will manage the offering will be selected by the Holders of at least a majority of the Registrable Securities included in such offering; provided that the selection of any such investment banker or investment bankers is subject to consent by the Company, which consent shall not be unreasonably withheld.

               (d) Whenever the Company shall effect a registration pursuant to this Section 2 in connection with a public offering of Registrable Securities, securities other than Registrable Securities shall be reduced to the extent determined necessary by the managing underwriter of such offering if such managing underwriter shall have advised the selling Holders in writing (with a copy to the Company) that, in their opinion, the number of securities requested to be included in such registration exceeds the number which can be sold within a price range acceptable to the selling Holders of a majority of the Registrable Securities requested to be included in such registration. If no such notice or letter is provided, the Company may include Common Stock for its own account or for the account of other shareholders of the Company, if and to the extent consented to by the Holders of at least a majority of the Registrable Securities included in such offering.

               (e) In the event of a Demand Registration, the Company, if requested by the Holders of at least a majority of the Registrable Securities to be included in such Demand Registration, (i) shall agree not to, and shall cause its executive officers and directors not to, effect any public sale or distribution of its Common Stock or similar securities or securities convertible into, or exchangeable or exercisable for, Common Stock during the 90-day period following the effective date of a registration statement relating to a public offering of Registrable Securities if the managing underwriter or underwriters determine such public sale or distribution would have a material adverse effect on such offering and (ii) shall (x) cause each securityholder of the Company's privately placed equity securities issued in connection with a financing transaction involving at least 5% of the Company's then outstanding equity securities at any time after the date hereof and (y) use its reasonable best efforts to cause each other securityholder of the Company owning at least 10% of the Company's then outstanding equity securities (other than a securityholder permitted to file a Schedule 13G under the Exchange
          Act) to agree, not to effect a public sale or distribution of the Common Stock during the 90-day period following the effective date of a registration statement relating to a public offering of the Registrable Securities if the managing underwriter or underwriters determine such public sale or distribution would have a material adverse effect on such offering.

               (f) All expenses incident to the Company's performance of or compliance with this Agreement, including without limitation all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding discounts and commissions) and other Persons retained by the Company (all such expenses being herein called "Registration Expenses"), shall be borne as provided in this Agreement, except that the Company shall, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed or on, the NASD automated quotation system.

               (g) In connection with each Demand Registration and each Piggyback Registration (defined below), the Company shall reimburse the holders of Registrable Securities included in such registration for the reasonable fees and disbursements of one counsel chosen by the holders of a majority of the Registrable Securities included in such registration and for the reasonable fees and disbursements of each additional counsel retained by any holder of Registrable Securities for the purpose of rendering a legal opinion on behalf of such holder in connection with any underwritten Demand Registration or Piggyback Registration.

               (h) To the extent Registration Expenses are not required to be paid by the Company, each holder of securities included in any registration hereunder shall pay its proportionate share of all Registration Expenses based upon the ratio of the aggregate selling price of each holder's securities included therein to the aggregate selling price of all securities to be so registered.

          Section 3. PIGGYBACK REGISTRATION

               (a) PARTICIPATION. Subject to Section 3(b) below, if at any time from and after the date hereof, the Company proposes to file or files a registration statement under the Securities Act with respect to any offering of securities of the same type as the Registrable Securities for its own account (other than a registration statement on Form S-8 or Form S-4 or any successor form thereto), or for the account of any securityholder of securities of the same type as the Registrable Securities, then, as promptly as practicable, the Company shall give written notice of such proposed filing to each Holder of Registrable Securities and such notice shall offer the Holders of Registrable Securities the opportunity to include in such registration such number of Registrable Securities as each such Holder may request (a "Piggyback Registration"), PROVIDED THAT, any Holder of Registrable Securities may only participate in a Piggyback Registration to the extent (based on the number of shares included) that the Holder of a majority of the Registrable Securities elects to participate. The Company shall include in such registration statement all Registrable Securities requested within 20 days after the receipt of any such notice (which request shall specify the Registrable Securities intended to be disposed of by such Holder) to be included in the registration for such offering pursuant to a Piggyback Registration. Each Holder electing to participate in such Piggyback Registration shall do so pursuant to the terms of such proposed registration and shall execute such usual and customary custody agreements, powers of attorney, underwriting agreements or other documents as are reasonably requested or required by the Company and any underwriter of such offering; PROVIDED, HOWEVER, that such Holders shall not be required to represent and warrant to, or to indemnify, any party with respect to any matters other than as to the Holder's ownership of the Registrable Securities and with respect to any other information provided by Holder and required to be included in the registration statement pursuant to SEC rules and regulations. Each Holder of Registrable Securities shall be permitted to withdraw all or part of such Holder's Registrable Securities from a Piggyback Registration at any time prior to the effective date thereof. The Registration Expenses of the holders of Registrable Securities shall be paid by the Company in all Piggyback Registrations.

               (b) UNDERWRITER'S CUTBACK. The Company shall use its best efforts to cause the managing underwriter or underwriters of a proposed public offering to permit the Registrable Securities requested to be included in the registration for such offering under Section 3(a) above (the "Piggyback Securities") to be included on the same terms and conditions as any similar securities included therein. Notwithstanding the foregoing, if the managing underwriter or underwriters participating in such offering advises each of the Holders in writing (with a copy to the Company) that the total amount of securities requested to be included in such Piggyback Registration exceeds the amount which can be sold in (or during the time of) such offering without delaying or jeopardizing the success of the offering (including the price per share of the securities to be sold), then, after including all shares proposed to be sold by the Company in a Company-initiated registration, the amount of securities to be offered for the account of the Holders shall be reduced pro rata with all other holders participating in such offering on the basis of the number of shares to be registered by all stockholders participating in such offering; PROVIDED, HOWEVER, that the managing underwriter or underwriters may not limit the Registrable Securities or other securities to be included in such Registration to less than 25% of the securities included therein.

          Section 4. REGISTRATION PROCEDURE. Whenever required under this Agreement to effect the registration of any Registrable Securities, the Company shall, as expeditiously as is reasonably possible:

               (a) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be required by the rules, regulations or instructions applicable to the registration form utilized by the Company or by the Securities Act or rules and regulations otherwise necessary to keep the registration statement effective for a period of not less than twelve months (or such shorter period which will terminate when all Registrable Securities covered by such registration statement have been sold or withdrawn); and cause the prospectus as so supplemented to be filed pursuant to Rule 424 under the Securities Act; and comply with the provisions of the Securities Act and the Exchange Act of 1934 with respect to the disposition of all securities covered by such registration statement during the applicable period in accordance with the intended methods of disposition by the selling Holders thereof set forth in such registration statement or supplement to the prospectus.

               (b) Furnish to the Holders of the Registrable Securities covered by such registration statement such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them.

               (c) Use its best efforts to register and qualify the securities covered by such registration statement under such jurisdictions as shall be reasonably requested by the Holders, provided that the Company has no obligation to qualify Registrable Securities where such qualification would cause any unreasonable delay or expenditure by the Company, but the Company may be required to file a consent to service substantially in the form of the Uniform Consent to Service of Process Form U-2.

               (d) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each selling Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

               (e) Notify each Holder of Registrable Securities covered by such registration statement, (i) at any time when a prospectus relating thereto covered by such registration statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; (ii) of the issuance by the SEC of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings for that purpose; and (iii) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose.

               (f) Furnish to each Holder of Registrable Securities on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this Agreement, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and (ii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities.

               (g) Make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of any registration statement covering Registrable Securities.

               (h) Cooperate with the selling Holders of Registrable Securities and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends; and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriters may request at least two business days prior to any sale of Registrable Securities to the underwriters.

               (i) Use its best efforts to cause the Registrable Securities covered by the applicable registration statement to be registered with or approved by such other foreign governmental agencies or authorities, and the NASD or any other applicable exchange or regulatory authority, as may be necessary to enable the seller or selling Holders thereof or the underwriters, if any, to consummate the disposition of such Registrable Securities.

               (j) Cause all Registrable Securities covered by the registration statement to be listed on each securities exchange on which similar securities issued by the Company are then listed if requested by the Holders of at least 50% of such Registrable Securities or the managing underwriters, if any.

               (k) Cooperate and assist in any filings required to be made with the NASD in the performance of any due diligence investigation by any underwriter (including any "qualified independent underwriter" that is required to be retained in accordance with the rules and regulations of the NASD).

               (l) Make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement, and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement.

               (m) Permit any holder of Registrable Securities, which holder, in the Company's sole and exclusive judgment, might be deemed to be an underwriter or a controlling Person of the Company, to participate in the preparation of such registration or comparable statement and to require the insertion therein of material furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included.

          Section 5. FURNISH INFORMATION. The selling Holders shall promptly furnish to the Company in writing such reasonable information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as shall be required to effect the registration of their Registrable Securities.

          Section 6. INDEMNIFICATION AND CONTRIBUTION. In the event any Registrable Securities are included in a registration statement under this
Agreement:

               (a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, the officers and directors of each Holder, any underwriter (as defined in the Securities Act) for such Holder, and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Securities Exchange Act of 1934 (the "Exchange Act"), against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereto) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Company will reimburse each such Holder, officer or director, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; PROVIDED, HOWEVER, that the indemnity agreement contained in this
          Section 6(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon an untrue statement or omission made in such registration statement, preliminary prospectus or final prospectus or any amendment or supplement thereto in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Holder, underwriter or controlling person; PROVIDED, FURTHER, however, that if any losses, claims, damages or liabilities arise out of or are based upon any untrue statement of a material fact, or omission to state a material fact required to be stated therein or necessary to make the statements there not misleading in any preliminary prospectus, and made in reliance upon and in conformity with written information furnished by such Holder expressly for use therein, which did not appear in the final prospectus, the Company shall not have any such liability with respect thereto to such Holder, any person who controls such Holder within the meaning of the Securities Act, or any director of such Holder, if such Holder delivered a copy of the preliminary prospectus to the person alleging such losses, claims, damages or liabilities and failed to deliver a copy of the final prospectus, as amended or supplemented if it has been amended or supplemented, to such person at or prior to the written confirmation of the sale to such person, provided that such Holder had an obligation to deliver a copy of the final prospectus to such person; and

               (b) To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities in such registration statement or any of its directors or officer or any person who controls such Holder or underwriter, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officers, controlling person, or underwriter or controlling person, or other such Holder or director, officer or controlling person may become subject, under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any untrue statement or of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, if the untrue statement or omission in respect of which such loss, claim, damage or liability is asserted was made in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or controlling person, or other Holder, officer, director, or controlling person in connection with investigating or defending any such loss, claim, damage, liability or action; PROVIDED, HOWEVER, that the indemnity agreement contained in this Section 6(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action, if such settlement is effected without the consent of the Holder (which consent shall not be unreasonably withheld); PROVIDED, FURTHER that the maximum liability of any selling Holder under this Section 6(b) in regard to any registration statement shall in no event exceed the amount of the net proceeds received by such selling Holder from the sale of securities under such registration statement; PROVIDED, FURTHER, however, that if any losses, claims, damages or liabilities arise out of or are based upon an untrue statement, or omission to state a material fact require to be stated therein or necessary to make the statements therein not misleading in any preliminary prospectus which did not appear in the final prospectus, such seller shall not have any such liability with respect thereto to the Company, any person who controls the Company within the meaning of the Securities Act, any officer of the Company who signed the registration statement or any director of the Company, if the Company delivered a copy of the preliminary prospectus to the person alleging such losses, claims, damages or liabilities and failed to deliver a copy of the final prospectus, as amended or supplemented if it has been amended or supplemented, to such person at or prior to the written confirmation of the sale to such person, provided that the Company had an obligation to deliver a copy of the final prospectus to such person.

               (c) Promptly after receipt by an indemnified party under this
          Section 6 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel mutually satisfactory to the parties. An indemnified party shall have the right to retain its own counsel, however, the fees and expenses of such counsel shall be at the expense of the indemnified party, unless (i) the employment of such counsel has been specifically authorized in writing by the indemnifying party, (ii) the indemnifying party has failed to assume the defense and employ counsel, or (iii) the named parties to any such action (including any impleaded parties) include both the indemnified party and the indemnifying party, and the indemnified party shall have been advised by such counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the indemnifying party (in which case the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party, it being understood, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys for all indemnified parties). The failure to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party under this Agreement.

               (d) If the indemnification provided for in this Section 6 is unavailable or insufficient (other than for reason of exceptions provided in this Section 6) to hold harmless an indemnified party in respect of any losses, claims, damages or liabilities or actions in respect thereof referred to therein, then each indemnifying party shall in lieu of indemnifying such indemnified party contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or actions in such proportion as is appropriate to reflect the relative fault of the Company, on the one hand, and selling Holders, on the other, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or actions as well as any other relevant equitable considerations, including the failure to give any required notice. The relative fault shall be determined by reference to, among other things, whether the untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Company, on the one hand, or by such selling Holders on the other, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto acknowledge and agree that it would not be just and equitable if contribution pursuant to this subparagraph (d) were determined by pro rata allocation (even if all of the selling Holders were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subparagraph (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or actions in respect thereof referred to above in this subparagraph (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subparagraph (d), the amount the selling Holders shall be required to contribute shall not exceed the amount, if any, by which the total price at which the securities sold by each of them were offered to the public exceeds the amount of any damages which they would have otherwise been required to pay by reason of such untrue statement or omission, or other violation of law. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of fraudulent misrepresentation.

          Section 7. MISCELLANEOUS.

               (a) BINDING EFFECT. This Agreement shall be binding upon and shall inure to the benefit of the original parties hereto and each person who becomes a party hereto, and their respective successors and assigns.

               (b) NOTICES. Except as otherwise provided herein, any notice, consent or request to be given in connection with any term or provision of this Agreement shall be deemed to have been given sufficiently if sent by hand, registered or certified mail, postage prepaid, facsimile transmission or courier (next day delivery), to the Company or to Purchasers at their addresses as designated in, or from time to time pursuant to, Article XII of the Share Purchase Agreement.

               (c) INTEGRATION. This Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereby and no party shall be bound by, nor shall any party be deemed to have made, any covenants, representations, warranties, undertakings or agreements except those contained in such entire Agreement. The section and paragraph headings contained in this Agreement are for the reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

               (d) COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

               (e) AMENDMENT. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the Company and the holders of a majority of all Registrable Securities; PROVIDED, HOWEVER, that no amendment or waiver which materially and adversely effects the rights of a Purchaser or its affiliates hereunder without also correspondingly materially and adversely effecting the rights of the other holders of Registrable Securities may be made without the consent of such Purchaser.

               (f) GOVERNING LAW. This Agreement and the rights and remedies of the parties hereto shall be governed by and construed in accordance with the laws of the State of Colorado.

               (g) SPECIFIC PERFORMANCE. Each of the parties hereto, in addition to being entitled to exercise all rights provided herein, in the Share Purchase Agreement and granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. Each of the parties hereto agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

               (h) RULE 144. The Company covenants that it will file the reports required to be filed by it under the Exchange Act of 1934 and the rules and regulations adopted by the SEC thereunder, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Holder of Registrable Securities, the Company will deliver to such Holder a written statement as to whether it has complied with such information and requirements.

               (i) NO INCONSISTENT AGREEMENTS. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement.

               (j) NEW PARTIES. During the term of this Agreement, the Company may, with the consent of the Company's Board of Directors and CIVC, allow other persons to become parties to this Agreement by executing a joinder agreement, and the SCHEDULE OF HOLDERS attached hereto as EXHIBIT A shall be revised and updated accordingly.

               (k) OTHER REGISTRATION RIGHTS. Except as provided in this Agreement, the Company shall not grant to any Persons the right to request the Company to register any equity securities of the Company, or any securities convertible or exchangeable into or exercisable for such securities, without the prior written consent of the holders of a majority of the Registrable Securities.

               (l) ADJUSTMENTS AFFECTING REGISTRABLE SECURITIES. The Company shall not take any action, or permit any change to occur, with respect to its securities which would adversely affect the ability of the holders of Registrable Securities to include such Registrable Securities in a registration undertaken pursuant to this Agreement or which would adversely affect the marketability of such Registrable Securities in any such registration.

          IN WITNESS WHEREOF, this Agreement has been executed effective as of the date first above written.

                                    HALEY LLC



                                    By:    ___________________________________
                                    Name:  ___________________________________
                                    Title: ___________________________________

                                    MARSHALL FINANCIAL PARTNERS, L.P.



                                    By:    ___________________________________
                                    Name:  ___________________________________
                                    Title: ___________________________________

                                    BCI GROWTH V, L.P.
                                    By Glenpointe Associates V, LLC
                                             General Partner



                                    By:    ___________________________________
                                    Name:  ___________________________________
                                    Title: ___________________________________



                                    BCI INVESTORS, LLC



                                    By:    ___________________________________
                                    Name:  ___________________________________
                                    Title: ___________________________________

                                    FACTUAL DATA CORP.



                                    By:    ___________________________________
                                    Name:  ___________________________________
                                    Title: ___________________________________

                                                                       EXHIBIT D

--------------------------------------------------------------------------------
                               INVESTORS AGREEMENT
--------------------------------------------------------------------------------

          THIS INVESTORS AGREEMENT (this "AGREEMENT") is made March 25, 1999 ("EFFECTIVE DATE") by and among Factual Data Corp., a Colorado corporation (the "COMPANY"), Haley LLC, a Delaware limited liability company ("HALEY"), the "MINORITY INVESTORS" to be listed on Exhibit A, and those certain individuals listed on the signature pages hereto (the "INDIVIDUAL INVESTORS"). The Company, Haley, the Minority Investors and the Individual Investors are individually referred to herein as an "INVESTOR" and collectively as the "INVESTORS." Capitalized terms used herein are defined in SECTION 11 hereof.

                                    RECITALS

          A. Pursuant to that certain purchase agreement dated March 25, 1999 between Haley and the Company (the "PURCHASE AGREEMENT"), Haley owns [___%] of the Company's common stock, par value $____ per share, (the "COMMON STOCK").

          B. The Individual Investors own, in the aggregate, [___%] of the Common Stock.

          C. The parties hereto desire to enter into this Agreement for the purposes of (i) assuring continuity in the ownership of the Company, (ii) limiting the manner and terms by which Common Stock held by the Investors may be transferred, and (iii) establishing the composition of the Company's Board of Directors (the "BOARD").

                                    AGREEMENT

          THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

          1. RESTRICTIONS ON TRANSFER OF COMMON STOCK .

               (a) TRANSFER OF COMMON STOCK. Notwithstanding anything to the contrary in this Agreement, neither the Individual Investors nor the Minority Investors shall sell, transfer, assign, pledge or otherwise dispose of ("TRANSFER") any Common Stock without the prior written consent of Haley, PROVIDED THAT, subject to the terms of this Agreement (including but not limited to SECTION 5(B)): (i) on any date after six months from the Effective Date until five years after the Effective Date, each Donnan Investor (as defined in Section
10) may Transfer in any three month period an amount of Common Stock not to exceed the average weekly reported trading volume of the Common Stock for the four calendar weeks preceding such Transfer without the consent of Haley provided that, in no case shall the aggregate number of shares of Common Stock transferred by any Donnan Investor exceed 20% of the number of shares of Common

Stock held by such Donnan Investor as of the Effective Date; (ii) for three years following the Effective Date, each Minority Investor may Transfer up to 20% of the shares of Common Stock owned by such Minority Investor as of the Effective Date without the consent of Haley, and (iii) following such three year period, each Minority Investor may transfer (without the consent of Haley), in any three month period, an amount of Common Stock not to exceed the average weekly reported trading volume of the Common Stock for the four calendar weeks preceding such Transfer. Haley and its Affiliates may Transfer (a "PERMITTED TRANSFER") their Common Stock: (i) subject to the terms of this Agreement, or
(ii) to any Person that is an Affiliate or otherwise associated with Haley, or
(iii) to any Person Haley may select, provided, HOWEVER, that not more than 20% of Haley's and its Affiliates' Common Stock may be transferred pursuant to the provisions of this CLAUSE (III), and PROVIDED FURTHER that Haley shall obtain a proxy prior to making any Permitted Transfer.

               (b) RIGHT TO PURCHASE UPON BANKRUPTCY. Upon the Bankruptcy of any Investor, such Investor (or its Trustee, as defined below) shall, within five
(5) days, give notice of the Bankruptcy to the Company and the other Investors (for purposes of this SECTION 1(B), the "OTHER INVESTORS") pursuant to the notice provisions of this Agreement. Within 30 days of receipt of such notice, the Company shall have the right (but not the obligation), in its sole and absolute discretion, to notify the Trustee that it intends to redeem for all cash or for the Purchase Note, any or all of the Common Stock owned by the bankrupt Investor from the trustee or bankruptcy estate of such Investor (the "TRUSTEE"). If the Company gives such a notice of intent to redeem, it shall consummate the redemption within thirty (30) days after providing the notice of intent to redeem. If any Common Stock held by such Trustee is not purchased by the Company, then during the sixty (60) day period after receipt of the notice of the bankruptcy, the Other Investors shall have the right (but not the obligation), in their sole and absolute discretion, to purchase for all cash on a pro rata basis any of the Common Stock owned by the bankrupt Investor from the Trustee. The price for the Common Stock shall equal the Fair Market Value of the Common Stock.

               (c) REPURCHASE UPON DIVORCE. The Company shall have the right (but not the obligation), for ninety (90) days from the date the Company learns of the subject divorce, in its sole and absolute discretion, to redeem for all cash or for the Purchase Note any or all of the Common Stock from any ex-spouse acquiring Common Stock from any Investor pursuant to a divorce, for the Fair Market Value of the Common Stock. If any Common Stock owned by the acquiring spouse are not purchased by the Company, then the Other Investors shall have the right for the next thirty (30) days (but not the obligation), in their sole and absolute discretion, to purchase for all cash on a pro rata basis any of the Common Stock from any person acquiring Common Stock from any Investor pursuant to a divorce for the Fair Market Value. Any Investor who transfers their Common Stock pursuant to a divorce shall, within ten (10) days of the entry of any decree or order of divorce or any settlement in which such Investor's Common Stock is transferred, give notice of such transfer pursuant to the notice provisions of this Agreement.

               (d) REPURCHASE UPON DEATH OR DISABILITY. In the event of the death or Disability of an Investor other than Haley or its Affiliates, such Investor's Common Stock may be held by members of such Investor's Family Group (and such Common Stock will continue to be subject to this Agreement).

               (e) TERMINATION OF RESTRICTIONS. The restrictions set forth in this SECTION 1 will continue with respect to the Common Stock until Haley and its Affiliates own, in the aggregate, less than 5% of the Company's total outstanding Common Stock as of the Effective Date, giving effect to those transactions contemplated in the Purchase Agreement (the "PRIMARY SHARES").

          2. TRANSFERS IN ACCORDANCE WITH THIS AGREEMENT. Each Investor agrees that the Common Stock held by such Investor will not be transferred in violation of this Agreement, the Securities Act, or any other applicable law.

          3. LEGEND. Each certificate evidencing Common Stock held by Haley, the Individual Investors and the Minority Investors and each certificate issued in exchange for or upon the transfer of any such Common Stock (if such Common Stock remains subject to the terms of this Agreement after such transfer) shall be stamped or otherwise imprinted with a legend in substantially the following form:

               "THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON _________________. THE TRANSFER OF SUCH SECURITIES IS SUBJECT TO THE SECURITIES ACT OF 1933, THE APPLICABLE STATE SECURITIES LAWS, AND CERTAIN RESTRICTIONS SET FORTH IN AN INVESTORS AGREEMENT DATED MARCH 25, 1999 BY AND AMONG THE ISSUER OF THIS SECURITY (THE "COMPANY") AND CERTAIN OF THE COMPANY'S SECURITY HOLDERS. A COPY OF THE INVESTORS AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST."

          4. TRANSFER. Prior to Haley, any Minority Investor or any Individual Investor transferring any Common Stock (other than in a Public Sale) to any person or entity, the transferring Investor will cause the prospective transferee to execute and deliver to the Company an agreement to be bound by the terms of this Agreement, in the form attached hereto as EXHIBIT B.


          5. TAG ALONG RIGHTS.

               (a) At least thirty (30) business days prior to any Transfer of Common Stock by Haley (other than a Permitted Transfer), the Minority Investors or the Individual Investors, the transferring party (the "TRANSFEROR") shall deliver a written notice (the "SALE NOTICE") to the Company, Haley, the Minority

Investors and the Individual Investors (for this SECTION 5, the "OTHER INVESTORS"), specifying in reasonable detail the identity of the prospective transferee(s), the number of shares to be transferred and the terms, the conditions of the Transfer, and the price and form of consideration. The Sale Notice shall also include copies of all of the agreements and other documents that will be used in connection with such Transfer. The Other Investors may elect to participate in the contemplated Transfer, at the same price per share and on the same terms, by delivering written notice to the Transferor within ten
(10) business days after delivery of the Sale Notice. Subject to SECTION 5(C), if any Other Investors have elected to participate in such Transfer, the Transferor and such Other Investors shall be entitled to sell in the contemplated Transfer, at the same price and on the same terms, a number of shares of Common Stock equal to the product of (i) the fraction determined by dividing the percentage of Common Stock owned by such Person by the aggregate percentage of Common Stock owned by the Transferor and the Other Investors participating in such sale and (ii) the number of shares of Common Stock to be sold in the contemplated Transfer.

               FOR EXAMPLE, if the Sale Notice contemplated a sale of 100 shares by Haley, and if Haley at such time owns 30% of all Common Stock and if one Other Investor elects to participate and owns 20% of all Common Stock, Haley would be entitled to sell 60 shares ((30%/50%) x 100 shares of Common Stock) and the Other Investor would be entitled to sell 40 shares ((20%/50%) x 100 shares of Common Stock).

Each Investor transferring Common Stock pursuant to this Section shall pay its pro rata share (based on the number of shares to be sold) of the expenses incurred by the Investors in connection with such transfer (if and to the extent not paid or payable by another person or entity) and shall be obligated to join on a pro rata basis (based on the number of shares of Common Stock to be sold) in any indemnification or other obligations that the Transferor agrees to provide in connection with such Transfer.

               (b) Notwithstanding the foregoing, (i) neither the Individual Investors nor the Minority Investors shall have the right under SECTION 5(A) to participate in a Transfer by Haley until the aggregate number of shares of Common Stock owned by Haley (after giving effect to the transfer contemplated by SECTION 5(A)) equals less than 80% of the total number of shares of Common Stock owned by Haley as of the Effective Date; (ii) neither Haley nor the Minority Investors shall have the right under SECTION 5(A) to participate in a Transfer by the Individual Investor until either (A) the aggregate number of shares of Common Stock owned by the Individual Investors (after giving effect to the transfer contemplated by SECTION 5(A)) equals less than 80% of the total number of shares of Common Stock owned by the Individual Investors as of the Effective Date, or (B) any Transfer by the Individual Investors, in conjunction with any other events, transactions, Transfers or occurrences, results in a Loss of Control; and (iii) neither Haley nor the Individual Investors shall have the right under SECTION 5(A) to participate in a Transfer by the Minority Investors until the number of shares of Common Stock owned by the Minority Investor making such Transfer (after giving effect to the transfer contemplated by SECTION 5(A)) equals less than 80% of the total number of shares of Common Stock owned by such Minority Investor as of the Effective Date.

               (c) If any Transfer by Haley results in Haley having transferred shares of Common Stock which, in the aggregate, constitute more than 20% of the Common Stock owned by Haley as of the Effective Date (a "Triggering Event"), then the Individual Investors shall be permitted to participate in any such Transfer on the following terms: (i) for any such Transfer made in the first year following such Triggering Event, the Individual Investors shall be permitted to contribute 25% of those shares of Common Stock being transferred;
(ii) for any such Transfer made in the second year following such Triggering Event, the Individual Investors shall be permitted to contribute 35% of those shares of Common Stock being transferred; and (iii) for any such Transfer made in the third year following the Triggering Event or thereafter, the Individual Investors shall be allowed to participate on a pro rata basis with Haley.

          6. APPROVAL OF MATERIAL COMPANY TRANSACTIONS AND ACTIONS. The Company will not liquidate, dissolve or enter into any merger, consolidation, joint venture, recapitalization, partnership or other combination, or sell, lease or dispose of or permit any Subsidiary to sell, lease or otherwise dispose of, more than 50% of the consolidated assets of the Company and its Subsidiaries (computed on the basis of book value, determined in accordance with generally accepted accounting principles consistently applied, or fair value, determined by the Company's board of directors in its reasonable good faith judgment) in any transaction or series of related transactions (other than sales goods in the ordinary course of business) without prior approval of the Special Committee of the Board of Directors (as defined in Section 10).

          7. SMALL BUSINESS MATTERS.

               (a) The Company shall enter into a Plan of Divestiture (as defined in the SBIC Regulations) with each SBIC Holder as and when required by the SBIC Regulations.

               (b) Within seventy-five (75) days after the Closing and each subsequent Financing hereunder by an SBIC Holder, the Company shall deliver to each SBIC Holder a written statement certified by the Company's president or chief financial officer describing in reasonable detail the use of the proceeds of the Financing hereunder by the Company and its Subsidiaries. In addition to any other rights granted hereunder, the Company shall grant each SBIC Holder and the United States Small Business Administration (the "SBA") access to the Company's records for the purpose of verifying the use of proceeds.

               (c) The Company acknowledges that Continental Illinois Venture Corporation is a federally licensed SBIC under the SBIC Act. The Company, together with its "affiliates" (as that term is defined in 13 CFR Section 121.103), is a "small business concern" within the meaning of the SBIC Regulations, including 13 CFR Section 121.301. The information regarding the Company and its affiliates set forth in SBA Form 480, Form 652 and Parts A and B of Form 1031 are accurate and complete. Neither the Company nor any Subsidiary presently engages in, or shall hereafter engage in, any activities, nor shall the Company or any Subsidiary use the proceeds of the Financing for any purpose, for which an SBIC is prohibited from providing funds by SBIC Regulations (including 13 CFR Section 107.720).

               (d) Upon the occurrence of any Regulatory Violation or in the event that the SBIC Holder determines in its reasonable good faith judgment that a Regulatory Violation has occurred, in addition to any other rights and remedies to which it may be entitled (whether under this Agreement or any other agreement), the SBIC Holder shall have the right, to the extent required under SBIC regulations, to demand the immediate repurchase of all of the outstanding Company Interests owned by the SBIC Holder at a price equal to the greater of the Fair Market Value of such Company Interests or the purchase price paid for such Company Interests hereunder by delivering written notice of such demand to the Company. The Company shall deliver a cashier's or certified check or by wire transfer of immediately available funds to the SBIC Holder within thirty (30) days after the Company's receipt of the demand notice, and, upon such payment, such SBIC Holder shall deliver the certificates evidencing the Company Interests being repurchased duly endorsed for transfer or accompanying duly executed forms of assignment.

               (e) Promptly after the end of each fiscal year, the Company shall deliver to the SBIC Holder a written assessment of the economic impact of the SBIC Holder's investment in the Company, specifying the full-time equivalent jobs created or retained in connection with the investment, the impact of such SBIC Holder's Financing on the revenues and profits of the Company and its Subsidiaries and on taxes paid by the Company and its employees.

               (f) In the event that the SBIC Holder determines that it has a Regulatory Problem, the SBIC Holder shall have the right to transfer its Common Stock without regard to any restriction on transfer set forth in this Agreement, and the Company shall take all such actions as are reasonably requested by the SBIC Holder in order to (i) effectuate and facilitate any transfer by the SBIC Holder of any Common Stock then held by the SBIC Holder to any Person designated by the SBIC Holder, (ii) permit the SBIC Holder (or any of its Affiliates) to exchange all or any portion of any voting Common Stock then held by it on a share-for-share basis for shares of nonvoting Common Stock, which nonvoting Common Stock shall be identical in all respects to the voting Common Stock exchanged for it, except that it shall be nonvoting and shall be convertible into voting Common Stock on such terms as are requested by the SBIC Holder in light of regulatory considerations then prevailing, (iii) continue and preserve the respective allocations of the voting Common Stock with respect to the Company arising out of the SBIC's aggregate ownership of voting securities before the transfers and amendments referred to above (including entering into such additional agreements as are requested by the SBIC Holder to permit any Persons designated by the SBIC Holder to exercise any voting power which is relinquished by the SBIC Holder), and (iv) amend this Agreement, and related agreements and instruments to effectuate and reflect the foregoing. The parties to this Agreement agree to vote their securities in favor of such amendments and actions.

          8. BOARD OF DIRECTORS.

               (a) REPRESENTATION. From and after the Effective Date and until the provisions of this Agreement cease to be effective, each Investor shall vote all his Common Stock and shall take all other necessary or desirable actions within his control (whether in his capacity as an equity owner, director, member of a board committee or officer of the Company or otherwise, and including without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and the Company shall take all necessary or desirable actions within its control (including without limitation, calling special Board and shareholder meetings), so that:

                    (i) at least one Person nominated by Haley to serve on the Board (a "HALEY DIRECTOR") is elected to the Board and appointed to serve on the Board's compensation and audit committees and Special Committee and that at least one Haley Director remains on the Board so long as Haley is a holder of at least 5% of the Primary Shares.

                    (ii) the composition of the board of directors of each of the Company's subsidiaries shall be the same as that of the Company's Board.

               (b) LIABILITY INSURANCE. The Company will provide director and officer liability insurance coverage, in an amount satisfactory to Haley, to the Haley Director and any officer of the Company who is also an employee of Haley.

               (c) REIMBURSEMENT OF EXPENSES. The Company will reimburse reasonable fees and expenses incurred by the Haley Director in the course of fulfilling such director's duties to the Company, including costs associated with attending meetings of the Board.

          9. INFORMATION RIGHTS.

               (a) ACCESS AND INFORMATION. The Company will provide Haley and their representatives full access at all reasonable times prior to the Effective Date to the properties, books and records of the Company and to furnish such information and documents in its possession relating to the Company as Haley may reasonably request.

               (b) INFORMATION FOLLOWING EFFECTIVE DATE. Beginning with execution of this Agreement and continuing beyond the Effective Date for so long as Haley owns at least 5% of the Primary Shares, the Company shall furnish Haley, without charge, the following documents:

                    (i) As soon as available, and in any event, before or simultaneous with their filing with the Commission, one copy of each annual and interim financial and other report or communication filed with the Commission;

                    (ii) Such additional publicly filed documents and publicly available information with respect to the Company and its affairs as Haley may from time to time reasonably request;

                    (iii) as soon as available, and in any event within ninety
          (90) days after the end of each fiscal year of the Company, duplicate copies of the audited financial statements of the Company and its Subsidiaries reported on by a firm of independent certified public accountants of national recognition, and stating in comparative form the figures as of the end of and for the previous fiscal year, accompanied by a report thereon containing an opinion which contains no exceptions or qualifications (except for qualifications regarding specified contingent liabilities) by such independent certified public accountants that the financial statements have been prepared in accordance with generally accepted accounting principles consistently applied, except as may be noted otherwise;

                    (iv) as soon as available, and in any event within thirty
          (30) days after the end of each month commencing with the end of the month of January 1999, a copy of the consolidated interim financial statements of the Company and its Subsidiaries, consisting at a minimum of: (A) the balance sheet as of the end of the month, and (B) a statement of income for the month and for the partial or full fiscal year ended as of the end of the month, all in reasonable detail and, in the case of a month which is the end of the Company's fiscal quarter, setting forth in comparative form corresponding budgeted figures for such partial or full fiscal year prepared in accordance with generally accepted accounting principles consistently applied, except as may be noted otherwise;

                    (v) within thirty (30) days of filing, copies of all returns and documents filed by the Company or its Subsidiaries with any federal governmental authority, including, without limitation, the U.S. Internal Revenue Service, the U.S. Environmental Protection Agency, the U.S. Occupational Safety & Health Administration, the Small Business Administration and the Securities and Exchange Commission;

                    (vi) within thirty (30) days of receipt thereof, a copy of any complaint, motion for judgment or other such pleadings served on or by the Company or its Subsidiaries or any of their respective officers or directors, as the case may be, relating to any litigation to which any of the Company and its Subsidiaries, or any of their respective officers or directors is made a party after the date of this Agreement by mailing to Haley; and

                    (vii) within ten (10) days of receipt thereof, notice of any default declared with respect to any lease, contract or loan of any of the Company or its Subsidiaries or any judgment entered against any of the Company or its Subsidiaries if such default or judgment involves an amount exceeding $10,000.

          10. DEFINITIONS.

               "AFFILIATE" means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person in question.

               "AVERAGE CLOSING PRICE" means, as of any date, (i) if the Common Stock is listed or admitted for trading on a national securities exchange, the average of the composite prices therefor as reported in the Wall Street Journal on the principal national securities exchange on which such Common Stock is traded, on the last five (5) trading days before such date, (ii) if the Common Stock is not listed or admitted for trading on a national securities exchange, but is quoted through the NASDAQ National Market System, the average of the closing prices therefor on the last five (5) trading days before such date, or
(iii) if the Common Stock is not listed on either a national securities exchange or quoted through the NASDAQ National Market System, but is publicly traded, the average of the bid and asked prices therefor on the last twenty (20) trading days before such date.

               "BANKRUPTCY" means anytime (i) a Person makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as the become due, (ii) an order, judgment or decree is entered adjudicating a Person bankrupt or insolvent, (iii) any order for relief with respect to a Person is entered under the Federal Bankruptcy Code, (iv) a Person petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of a Person, or of any substantial part of the assets of a Person, or commences any proceeding (other than a proceeding for the voluntary liquidation and dissolution of any Subsidiary) relating to a Person under any bankruptcy reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction or (v) any such petition or application is filed, or any such proceeding is commenced, against a Person and either (A) a Person by any act indicates its approval thereof, consent thereto or acquiescence therein or (B) such petition, application or proceeding is not dismissed within 45 days.

               "COMMISSION" means the Securities and Exchange Commission.

               "COMPANY INTERESTS" means (i) any interests in the Company or any of its Subsidiaries whether in the form of Common Stock, preferred stock, options, warrants, unit appreciation rights, voting rights or other equity securities, and (ii) any instruments convertible into any of the aforementioned interests.

               "DISABILITY" means physical or mental incapacity resulting in an Investor being unable to perform his duties in a manner satisfactory to the Board for any consecutive three (3) month period, or for any six (6) non-consecutive months in any consecutive twelve (12) month period. Any question as to the existence of the Disability of an Investor as to which the Investor and the Company cannot agree shall be determined in writing by the Board upon consultation with a qualified independent physician.

               "DONNAN INVESTOR" means each of (i) James N. Donnan, (ii) Russell
E. Donnan, and (iii) Marcia R. Donnan and Jerald H. Donnan (together, Marcia and Jerald representing one Donnan Investor).

               "FAIR MARKET VALUE" shall have the following meaning:

                    (i) debt securities shall be valued at par, plus accrued and unpaid interest and any applicable prepayment premium;

                    (ii) if, on the date of determination, any portion of the Common Stock shall be publicly traded, the Fair Market Value of the publicly traded Common Stock shall be the Average Closing Price on such date;

                    (iii) if, on the date of determination, none of the Common Stock shall be publicly traded or if the Common Stock consists of some which are publicly traded and some which are not, then the Fair Market Value of the non-traded Common Stock shall be determined using the following procedure:

                    FIRST, the Company shall deliver in writing to the owner of the Common Stock a proposed price for the Common Stock as of the date of termination under this Agreement, such price to be determined by the Company's Board (excluding the owner of such Common Stock if he or she is a member of the Board), and supply a reasonably detailed explanation of the basis for such proposal. Upon the written request of the owner of the Common Stock, the Company shall provide the owner of the Common Stock, his attorneys, agents and representatives, reasonable access to the information used by the Company in calculating its proposed price for the Common Stock.

                    SECOND, if the owner of the Common Stock does not in good faith agree with the proposed price, within thirty (30) days of receipt thereof he shall deliver written notice of such disagreement to the Company, which notice shall set forth his proposed price for the Common Stock. During such 30-day period, upon the written request of the owner of the Common Stock, the Company shall provide the owner of the Common Stock, his attorneys, agents and representatives, reasonable access to such information as they may reasonably require in order to determine their proposed price for the Common Stock.

                    THIRD, the Company may either accept the price of the owner of the Common Stock or, within thirty (30) days of receipt thereof, deliver written notice of its disagreement therewith to the owner of the Common Stock.

                    FOURTH, if the Company delivers written notice of disagreement within the time period provided above, the owner of the Common Stock, at the owner's sole expense, shall appoint a qualified independent appraiser. The appraiser appointed pursuant to this subsection FOURTH, shall render his or her conclusions of the valuation of any Common Stock which are equity securities at the Initial Fair Market Value of such Common Stock.

                    FIFTH, the Initial Fair Market Value of such equity securities plus the par value (and any accrued and unpaid interest and any applicable prepayment premium) of any such Common Stock which are debt securities shall be the Fair Market Value for purposes of this subsection FIFTH. If such Fair Market Value is between the prices proposed by the Company and the owner of the Common Stock, then such Fair Market Value shall establish conclusively the price of the Common Stock for the purpose of this Agreement. Otherwise, the proposed price closest to such fair market value of the appraiser shall govern.

               "FAMILY GROUP" means an Investor's parents, siblings, spouse and descendants (whether natural or adopted), any trust or retirement account for the benefit of the Investor and/or the Investor's spouse and descendants, and any charitable entity, established by Investor.

               "FINANCING" means the purchase of Company Interests by the SBIC Holder hereunder.

               "INITIAL FAIR MARKET VALUE" means the value of any of Company Interests which are equity securities determined by an appraiser appointed as provided in this Agreement utilizing the following principles, and adjusted as provided below. Such appraiser shall render his or her conclusion of the fair market value of the issuer of each such Company Interest on a willing buyer-willing seller basis, both being reasonably and commercially motivated to buy or sell, but neither being under any compulsion to buy or sell, each having reasonable knowledge of the relevant facts, and taking into account assets which may not appear on the issuer's balance sheet (including but not limited to going concern value and goodwill). The appraiser shall then derive the "Initial Fair Market Value" of any such Company Interest by multiplying (a) the fair market value of the issuer of such Company Interest, by (b) the percentage of the equity securities of such issuer represented by the Investor's equity in such issuer. The Initial Fair Market Value shall be the aggregate of the individual Initial Fair Market Values of all Company Interests which are to be transferred.

               "LOSS OF CONTROL" means any event, transaction, Transfer or occurrence which individually, or in conjunction with other events, transactions, Transfers or occurrences, results in a reduction of control of the Individual Investors over the affairs of the Company. Such reductions shall include, but not be limited to (i) a reduction in the percentage of voting stock held, in the aggregate, by the Individual Investors, below 30% of the total voting stock outstanding, (ii) a loss of Board control by the Individual Investors, (iii) the creation of covenants which could have the effect of significantly reducing the voting, operational, or Board control of the Individual Investors, or (iv) any combination of the foregoing events that could result in a significant reduction of the power of the Individual Investors to exercise control, or a controlling influence, over the Company.

               "PERSON" means an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization or a government or any department or agency thereof.

               "PURCHASE NOTE" shall mean a seven (7) year subordinated promissory note issued by the Company or one of its Affiliates to the holder of the Common Stock (provided that if any note is issued by an Affiliate, such note will be guaranteed by the Company). The principal amount of the note shall accrue interest at the prime rate on an annual basis, and the note shall be due and payable, in its entirety, on a date seven (7) years after its date of issuance. If any senior lenders object to the above terms, the Company agrees to reformulate the terms of the promissory note to make it reasonably acceptable to such lenders.

               "REGULATORY PROBLEM" means any set of facts or circumstances wherein it has been asserted by any governmental regulatory agency (or the SBIC Holder believes that there is a substantial risk of such assertion) that the SBIC Holder is not entitled to hold, or exercise any significant right with respect to any Company Interests.

               "REGULATORY VIOLATION" means a change in the principal business activity of the Company and its Subsidiaries to an ineligible business activity (within the meaning of the SBIC Regulations).

               "SBA" means the United States Small Business Administration, and any other successor agency performing the functions thereof.

               "SBIC" means a Small Business Investment Company licensed by an SBA under the SBIC Act.

               "SBIC ACT" means the Small Business Investment Act of 1958, as amended.

               "SBIC HOLDER" means Haley and any Person whose Company Interests are aggregated with Haley's Company Interests under SBIC Regulations.

               "SBIC REGULATIONS" means the SBIC Act and the regulations issued by the SBA thereunder, codified at Title 13 of the Code of Federal Regulations, Parts 107 and 121.

               "SPECIAL COMMITTEE" means a committee of the Company's Board of Directors consisting of the Haley Director and two other members of the Board who are (i) "outside" directors and (ii) appointed to serve on the Special Committee by the Haley Directors. All action taken by the Special Committee shall be taken pursuant to a unanimous vote of its Members.

               "SUBSIDIARY" means any entity with respect to which a specified Person (or a subsidiary thereof) owns a majority of the equity or has the power to vote or direct the voting of sufficient securities to control the management of such entity.

          11. MISCELLANEOUS.

               (a) NO THIRD PARTY BENEFICIARIES. This Agreement shall not confer any rights or remedies upon any Person other than the parties and their respective successors and permitted assigns. Any entity or person to whom the Investors transfer Common Stock pursuant to this Agreement shall have all of the Investors' rights and obligations under this Agreement.

               (b) ENTIRE AGREEMENT. This Agreement constitutes the entire agreement among the parties and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, to the extent they conflict in any way with the subject matter hereof.

               (c) SUCCESSION AND ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No Investor may assign either this Agreement or any of his or its rights, interests, or obligations hereunder without the prior written approval of Haley; PROVIDED, HOWEVER, pursuant to SECTION 4, a permitted transferee of Common Stock shall receive all of the rights and obligations of the transferring party.

               (d) COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

               (e) HEADINGS. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

               (f) NOTICES. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if personally delivered, sent by facsimile (with hard copy to follow) or express overnight courier service, or if mailed by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

         IF TO THE INDIVIDUAL INVESTORS:       COPY TO:
         ------------------------------        -------
         Jerald H. Donnan                      Sam E. Wing
         c/o Factual Data Corp.                1625 Broadway, Suite 1600
         5200 Hahns Peak Drive                 Jones & Keller, P.C.
         Loveland, CO 80525                    Denver, CO 80202
         Fax:  (970) 663-7533                  Fax:  (303) 893-6506

         IF TO HALEY:                          COPY TO:
         -----------                           -------
         Daniel G. Helle                       John P. Fitzgerald
         Continental Illinois Venture Corp.    Hogan & Hartson L.L.P.
         231 S. LaSalle St.                    1200 17th St., Ste. 1500
         Chicago, IL 60697                     Denver, CO 80202
         Fax:  (312) 987-0887                  Fax:  (303) 899-7333

         AND                                   COPY TO:
         ---                                   -------
         Keith Yamada                          John P. Fitzgerald
         Continental Illinois Venture Corp.    Hogan & Hartson L.L.P.
         231 S. LaSalle St.                    1200 17th St., Ste. 1500
         Chicago, IL 60697                     Denver, CO 80202
         Fax:  (312) 987-0887                  Fax:  (303) 899-7333

Any Investor may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Investor may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

               (g) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Illinois without giving effect to any choice or conflict of law provision or rule (whether of the State of Illinois or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Illinois.

               (h) AMENDMENTS AND WAIVERS. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and approved by Haley. No waiver by any Investor of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No course of dealing between or among any persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement.

               (i) DISCLAIMER OF RIGHTS. No provision in this Agreement shall be construed to confer upon any individual the right to remain in the employ or service of the Company or any Affiliate, or to interfere in any way with any contractual or other right or authority of the Company or any Affiliate either to increase or decrease the compensation or other payments to any individual at any time, or to terminate any employment between any individual and the Company or an Affiliate.

               (j) SEVERABILITY. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

               (k) CONSTRUCTION. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any Investor by virtue of the authorship of any of the provisions of this Agreement.

               (l) SPECIFIC PERFORMANCE. Each of the parties acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the parties agrees that the other parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which they may be entitled, at law or in equity.

          IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

                                         HALEY LLC



                                         By:      _____________________________

                                         Name:    _____________________________

                                         Title:   _____________________________

                                         MARSHALL FINANCIAL PARTNERS, L.P.



                                         By:      _____________________________

                                         Name:    _____________________________

                                         Title:   _____________________________

                                         BCI GROWTH V, L.P.
                                         By Glenpointe Associates V, LLC
                                                  General Partner



                                         By:      _____________________________

                                         Name:    _____________________________

                                         Title:   _____________________________


                                         BCI INVESTORS, LLC



                                         By:      _____________________________

                                         Name:    _____________________________

                                         Title:   _____________________________

                                         FACTUAL DATA CORP.


                                         By:      _____________________________

                                         Name:    _____________________________

                                         Title:   _____________________________



                                         By:      _____________________________
                                         Name:    Jerald H. Donnan



                                         By:      _____________________________
                                         Name:    Marcia R. Donnan



                                         By:      _____________________________
                                         Name:    James N. Donnan



                                         By:      _____________________________
                                         Name:    Russell E. Donnan

                                    EXHIBIT A
                              --------------------

                               MINORITY INVESTORS


NAME AND ADDRESS                                        NUMBER OF SHARES

Haley LLC                                                     1,112,829
c/o Continental Illinois Venture Corporation
231 South La Salle Street 7L
Chicago, IL 60697

BCI Growth V, L.P.                                              545,286
c/o BCI Advisors, Inc.
Glenpointe Centre West
Teaneck, NJ 07666

BCI Investors, LLC                                               11,128
c/o BCI Advisors, Inc.
Glenpointe Centre West
Teaneck, NJ 07666

Marshall Financial Partners, L.P.                               185,471
c/o Marshall Ventures, L.L.C.
903 N. Third Street, Suite 300
Minneapolis, MN 55401

                                    EXHIBIT B
                              --------------------
                              ADDITIONAL INVESTORS



          The undersigned hereby consent to and agree to be bound by the terms, covenants and provisions of the Investors Agreement dated March 25, 1999 (the "AGREEMENT") applicable to Investors of the Company, and take the Common Stock and/or Company Interests (as defined in the Agreement) subject to all of the rights, obligations, and restrictions described in the Agreement. Except as otherwise provided in the Agreement, the term "INVESTOR" shall be deemed to include the undersigned.




                                                  _____________________________


                                                  Address:


                                                  _____________________________

                                                  _____________________________